Exhibit 2.1
EXECUTION COPY
AGREEMENT AND PLAN OF MERGER
among
GENTIVA HEALTH SERVICES, INC.,
GTO ACQUISITION CORP.
and
ODYSSEY HEALTHCARE, INC.
Dated as of May 23, 2010

(i)

(ii)

(iii)

EXHIBITS

Exhibit A	Form of Amended and Restated Certificate of Incorporation of the Surviving Corporation

Exhibit B	Form of Amended and Restated Bylaws of the Surviving Corporation

(iv)

AGREEMENT AND PLAN OF MERGER
     AGREEMENT AND PLAN OF MERGER (hereinafter referred to as this “Agreement”), dated May 23, 2010, among Gentiva Health Services, Inc., a Delaware corporation (“Parent”), GTO Acquisition Corp., a Delaware corporation and a direct wholly-owned subsidiary of Parent (“Merger Sub”), and Odyssey HealthCare, Inc., a Delaware corporation (the “Company”).
     WHEREAS, the respective Boards of Directors of Parent, Merger Sub and the Company have approved the merger of Merger Sub with and into the Company with the Company as the survivor, as set forth below (the “Merger,” and together with the other transactions contemplated by this Agreement, the “Transactions”), in accordance with the General Corporation Law of the State of Delaware, as amended (the “DGCL”), and upon the terms and subject to the conditions set forth in this Agreement, whereby each issued and outstanding share of Common Stock of the Company (together with the associated Company Right (as defined in Section 3.26) unless the context suggests otherwise, a “Share”) not owned directly or indirectly by Parent, Merger Sub or the Company will be converted into the right to receive $27.00 in cash (the “Merger Consideration”), subject to any required withholding of Taxes;
     WHEREAS, the Board of Directors of the Company (the “Company Board of Directors”), on the terms and subject to the conditions set forth herein, has unanimously (i) approved this Agreement, (ii) determined that the Transactions are fair to, advisable and in the best interests of the Company and its stockholders (the “Company Stockholders”) and (iii) determined to recommend that the Company Stockholders adopt this Agreement;
     WHEREAS, the respective Boards of Directors of Parent and Merger Sub have unanimously (i) approved this Agreement and (ii) determined that the Transactions are fair to, advisable and in the best interests of their respective corporations; and
     WHEREAS, Parent, Merger Sub and the Company desire to (i) make certain representations and warranties, (ii) enter into certain covenants and agreements in connection with the Merger and (iii) prescribe various conditions to the Merger.
     NOW, THEREFORE, in consideration of the mutual covenants and promises contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties to this Agreement agree as follows:
ARTICLE I
THE MERGER
          Section 1.1. The Merger.
               (a) Subject to the terms and conditions of this Agreement, and in accordance with the DGCL, at the Effective Time, the Company and Merger Sub shall consummate the Merger pursuant to which (i) Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease, (ii) the Company shall be the surviving corporation in the Merger and shall continue to be governed by the applicable Laws of the State of Delaware and (iii) the separate corporate existence of the Company with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger. The corporation surviving the Merger is sometimes hereinafter referred to as the “Surviving Corporation.” The Merger shall have the effects set forth in applicable provisions of the DGCL.
               (b) At the Effective Time, subject to Section 6.7(b), (i) the certificate of incorporation of the Company shall be amended to read as set forth in Exhibit A and, as so amended, shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Laws; and (ii) the bylaws of the Company shall be amended to read as set forth in Exhibit B and, as so amended, shall be the bylaws of the Surviving Corporation until thereafter changed or amended as provided therein, in the certificate of incorporation of the Surviving Corporation, or by applicable Laws.
          Section 1.2. Effective Time. Subject to the provisions of this Agreement, Parent, Merger Sub and the Company shall cause a certificate of merger (the “Certificate of Merger”) to be executed and filed on the Closing Date (or on such other date as Parent and the Company may agree) with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL to give effect to the Merger as contemplated hereby. The Merger shall become effective at the time such Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or such later date and time as is agreed upon by the parties and specified in the Certificate of Merger, such date and time hereinafter referred to as the “Effective Time.”
          Section 1.3. Closing. Subject to the provisions of Article VII, the closing of the Merger (the “Closing”) will take place at 9:00 a.m., local time, on a date to be specified by the parties to be no later than the second business day after satisfaction or waiver (to the extent permitted by applicable Laws) of the last to be satisfied of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions at the Closing), at the offices of Greenberg Traurig, LLP, 3290 Northside Parkway, Suite 400, Atlanta, Georgia 30327 unless another date or place is agreed to in writing by the parties hereto. The date on which the Closing occurs is hereinafter referred to as the “Closing Date”; provided, however, that notwithstanding anything to the contrary contained in this Agreement, the Closing shall not be on a date during the period beginning on August 23, 2010 and ending on September 5, 2010 (the “Blackout Period”), and if the last to be satisfied of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions at the Closing) is satisfied or waived (to the extent permitted by applicable Laws) during or less than two business days prior to the Blackout Period, then the Closing will take place at 9:00 a.m., local time, on the later to occur of (x) the second business day after such satisfaction or waiver or (y) the first business day following the expiration of the Blackout Period, unless another date is agreed to in writing by the parties hereto.
          Section 1.4. Directors and Officers of the Surviving Corporation. Subject to applicable Laws, the directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation, and the officers of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation, in each case until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s certificate of incorporation and bylaws.
          Section 1.5. Subsequent Actions. If, at any time after the Effective Time, the Surviving Corporation shall determine, in its sole discretion, or shall be advised, that any deeds, bills of sale, instruments of conveyance, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or Merger Sub acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, then the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of either the Company or Merger Sub, all such deeds, bills of sale, instruments of conveyance, assignments and assurances and to take and do, in the name and on behalf of each of such corporations or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title or interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.
ARTICLE II
CONVERSION OF SECURITIES BY MERGER
          Section 2.1. Conversion of Capital Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of the holders of any securities of the Company or holders of common stock, par value $0.001 per share, of Merger Sub (the “Merger Sub Common Stock”):
               (a) Merger Sub Common Stock. Each issued and outstanding share of Merger Sub Common Stock shall be converted into and become one fully paid and nonassessable share of common stock, par value $0.001 per share, of the Surviving Corporation.
               (b) Cancellation of Treasury Stock and Parent-Owned Stock. All Shares that are owned by the Company as treasury stock and any Shares owned by Parent, Merger Sub or any other direct or indirect wholly-owned Subsidiary of Parent shall be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.
               (c) Conversion of Common Stock. Each issued and outstanding Share (other than Shares to be cancelled in accordance with Section 2.1(b) and other than Dissenting Shares) shall be converted automatically into and thereafter represent the right to receive the Merger Consideration, payable to the holder thereof in cash, without interest. For the avoidance of doubt, no additional consideration shall be paid for any Company Rights. From and after the Effective Time, all such Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a certificate formerly representing any such Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration.

               (d) Adjustment of Merger Consideration. The Merger Consideration shall be adjusted to reflect any change in the number of Shares issued and outstanding as of the Effective Time by reason of any stock dividend, stock split, recapitalization, combination, exchange of shares, merger, consolidation, reorganization or the like or any other change in the corporate or capital structure; provided, however, that nothing in this Section 2.1(d) shall be construed as permitting the Company to take any action or enter into any transaction otherwise prohibited by this Agreement.
          Section 2.2. Exchange of Certificates.
               (a) Paying Agent. Merger Sub shall (i) designate a bank or trust company reasonably acceptable to the Company to act as agent for the Company Stockholders in connection with the Merger (the “Paying Agent”) and to receive the funds to which the Company Stockholders shall become entitled pursuant to Section 2.1 and (ii)enter into a paying agent agreement, in form and substance reasonably acceptable to the Company, with such Paying Agent for the payment of the Merger Consideration in accordance with this Article II. At the Closing, Parent or Merger Sub shall deposit, or cause to be deposited, with the Paying Agent the aggregate Merger Consideration for the benefit of the Company Stockholders whose Shares will be converted at the Effective Time into the right to receive the Merger Consideration. Such funds shall be invested by the Paying Agent as directed by Merger Sub or the Surviving Corporation, pending payment thereof by the Paying Agent to the Company Stockholders; provided, however, that such investments shall be in obligations of or guaranteed by the United States of America or any agency or instrumentality thereof and backed by the full faith and credit of the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements, or banker’s acceptances of commercial banks with capital exceeding $1 billion (based on the most recent financial statements of such bank that are then publicly available). To the extent such fund diminishes for any reason below the level required to make prompt payment of the Merger Consideration, Parent and the Surviving Corporation shall promptly replace or restore the lost portion of such fund so as to ensure that it is, at all times, maintained at a level sufficient to make such payments. Earnings from such investments shall be the sole and exclusive property of the Surviving Corporation, and no part of such earnings shall accrue to the benefit of the Company Stockholders.
               (b) Exchange Procedures. As soon as reasonably practicable after the Effective Time and in any event by no later than five (5) business days after the Effective Time, Parent shall cause the Paying Agent to mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding Shares (the “Certificates”) and whose Shares were converted pursuant to Section 2.1 into the right to receive the Merger Consideration (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent and shall be in such form and have such other provisions as are reasonably acceptable to the Company) and (ii) instructions for effecting the surrender of the Certificates in exchange for payment of the Merger Consideration. Upon surrender of a Certificate for cancellation to the Paying Agent, together with such letter of transmittal, duly executed (or, if such Shares are held in book-entry or other uncertificated form, upon the entry through a book-entry transfer agent of the surrender of such Shares on a book-entry account statement; it being understood that any references herein to “Certificates” shall be deemed to include references to book-entry account statements relating to the ownership of Shares), the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration for each Share formerly represented by such Certificate, which Merger Consideration shall be paid or mailed within two (2) business days after the Paying Agent’s receipt of such documents, and the Certificate so surrendered shall forthwith be cancelled. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate is registered, then it shall be a condition precedent of payment that (x) the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer, and (y) the Person requesting such payment shall have paid any transfer and other taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate surrendered or shall have established to the satisfaction of the Surviving Corporation that such tax either has been paid or is not required to be paid. Until surrendered as contemplated by this Section 2.2, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration in cash as contemplated by Section 2.1 and this Section 2.2, without interest thereon.
               (c) Transfer Books; No Further Ownership Rights in Shares. At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of Shares on the records of the Company, other than transfers that occurred before the Effective Time. From and after the Effective Time, the holders of Certificates outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided for herein or by applicable Laws. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Article II.
               (d) Termination of Fund; No Liability. At any time following nine (9) months after the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds (including any interest received with respect thereto) made available to the Paying Agent and not disbursed (or for which disbursement is pending subject only to the Paying Agent’s routine administrative procedures) to holders of Certificates, and thereafter such holders shall be entitled to look only to the Surviving Corporation (subject to abandoned property, escheat or other similar Laws, as general creditors thereof) for the Merger Consideration, without any interest thereon. Notwithstanding the foregoing, none of Parent, Merger Sub, the Company or the Surviving Corporation nor the Paying Agent shall be liable to any holder of a Certificate for Merger Consideration properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Laws.
               (e) Withholding Rights. Parent, Merger Sub, the Surviving Corporation and the Paying Agent, as the case may be, shall be entitled to deduct and withhold from the relevant Merger Consideration otherwise payable pursuant to this Agreement to any holder of Shares such amounts that Parent, Merger Sub, the Surviving Corporation or the Paying Agent is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), the rules and regulations promulgated thereunder or any provision of applicable state, local or foreign law. To the extent that amounts are so withheld by Parent, Merger Sub, the Surviving Corporation or the Paying Agent, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of

Shares in respect of which such deduction and withholding was made by Parent, Merger Sub, the Surviving Corporation or the Paying Agent.
               (f) Lost, Stolen or Destroyed Certificates. In the case of any Certificate claimed to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by the Surviving Corporation, the posting by such Person of a bond in such customary amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate a check in the amount of the number of Shares represented by such lost, stolen or destroyed Certificate multiplied by the Merger Consideration.
          Section 2.3. Dissenting Shares.
               (a) Notwithstanding anything in this Agreement to the contrary, Shares outstanding immediately prior to the Effective Time and held by a holder who is entitled to demand and properly demands appraisal of such Shares (“Dissenting Shares”) pursuant to, and who complies in all respects with, Section 262 of the DGCL (the “Dissenters Provisions”) shall not be converted into the right to receive Merger Consideration as provided in Section 2.1(c) but rather the holders of such Dissenting Shares shall be entitled to payment of the fair value of such Dissenting Shares in accordance with the Dissenters Provisions; provided, however, that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to an appraisal of such holder’s Shares under the Dissenters Provisions, then the right of such holder to be paid the fair value of such holder’s Dissenting Shares shall cease and such Dissenting Shares shall be deemed to have been converted into the right to receive the Merger Consideration as of the Effective Time as provided in Section 2.1(c).
               (b) The Company shall give prompt notice to Merger Sub of any demands received by the Company for appraisal rights in respect of any Shares, and Merger Sub shall have the opportunity to participate in all negotiations and proceedings with respect to such demands. Prior to the Effective Time, other than pursuant to a court order, the Company shall not, without the prior written consent of Merger Sub, make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demand, or agree to do any of the foregoing.
          Section 2.4. Treatment of Options, Restricted Stock and other Equity Awards.
               (a) At the Effective Time, each outstanding option to purchase Shares issued by the Company under the Company Stock Plans or otherwise (each, a “Company Option”) shall become or otherwise be deemed fully vested effective immediately prior to the Effective Time. Immediately prior to the Effective Time, each Company Option which remains issued and outstanding (including those Company Options with respect to which the accelerated vesting described in the preceding sentence applies) shall be cancelled and converted into the right to receive from the Surviving Corporation an amount in cash determined by multiplying (i) the excess, if any, of the Merger Consideration over the applicable exercise price of the Option by (ii) the number of Shares subject to such Option, less any amounts required to be withheld under applicable Laws (the “Option Consideration”). In the event that the product obtained by such calculation with respect to a Company Option is zero or a negative number, then such Company Option shall, immediately prior to the Effective Time, be cancelled for no consideration.
               (b) At the Effective Time, each Share subject to restrictions on transfer and/or forfeiture issued by the Company under the Company Stock Plans or otherwise, including those Shares subject to performance-based conditions (“Restricted Stock”), shall become or otherwise be deemed fully vested effective immediately prior to the Effective Time. At the Effective Time, each vested, issued and outstanding Share of Restricted Stock shall be converted into the right to receive the Merger Consideration in accordance with Section 2.1(c) hereof, less any amounts required to be withheld under applicable Laws.
               (c) At the Effective Time, each right to receive Shares in the future based on the satisfaction of service or performance-based conditions or otherwise, including, but not limited to, restricted stock units and performance shares (but excluding Company Options), issued by the Company under the Company Stock Plans or otherwise (collectively, “Restricted Stock Units”) shall become or otherwise be deemed fully vested effective immediately prior to the Effective Time. Immediately prior to the Effective Time, each vested Restricted Stock Unit (including those Restricted Stock Units with respect to which the accelerated vesting described in the preceding sentence applies) which remains issued and outstanding shall be cancelled and converted into the right to receive from the Surviving Corporation an amount in cash determined by multiplying (i) the Merger Consideration by (ii) the number of Shares subject to such Restricted Stock Unit, less any amounts required to be withheld under applicable Laws (the “RSU Consideration”).
               (d) Prior to the Effective time, the Company shall take all actions reasonably necessary and appropriate to reflect the transactions contemplated by this Section 2.4, including the acceleration of vesting of outstanding awards under the Company Stock Plans and the cancellation and conversion of Company Options and Restricted Stock Units, subject to and effective on and as of the Effective Time.
               (e) Parent shall cause the Surviving Corporation to pay the Option Consideration as contemplated in Section 2.4(a) and the RSU Consideration as contemplated in Section 2.4(c), in each case, within five (5) business days following the Closing Date.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
     Except (i) as disclosed in the Designated SEC Reports or (ii) as set forth in the corresponding section of the Company’s disclosure schedule (and subject to Section 9.7(b)) delivered to Parent upon execution of this Agreement (the “Company Disclosure Schedule”), the Company represents and warrants to Parent and Merger Sub as set forth below.
          Section 3.1. Organization.
               (a) Each of the Company and the Company Subsidiaries is a corporation or other legal entity duly organized, validly existing and in good standing (with respect to jurisdictions which recognize such concept) under the Laws of the jurisdiction in which it is organized and has the requisite corporate or other power, as the case may be, and authority to carry on its business as now being conducted, except where any such failure to have such power or authority would not have or be reasonably likely to have a Company Material Adverse Effect. Each of the Company and the Company Subsidiaries is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions which recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified or licensed or to be in good standing would not have or be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has delivered to or made available to Parent and Merger Sub, prior to the execution of this Agreement, true and complete copies of any amendments to the Company Governing Documents not filed as of the date hereof with the Securities and Exchange Commission (“SEC”). The Company is in compliance in all material respects with the terms of the Company Governing Documents.
               (b) Section 3.1(b) of the Company Disclosure Schedule lists, as of the date hereof, each Company Subsidiary (including its state of incorporation or formation). All of the outstanding capital stock of, or other equity interests in, each Company Subsidiary is, directly or indirectly, owned by the Company. All the issued and outstanding shares of capital stock of, or other equity interests in, each such Company Subsidiary owned by the Company, to the extent applicable, have been validly issued and are fully paid and nonassessable and are owned directly or indirectly by the Company free and clear of all Liens, and free of any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity or similar interests. The Company does not own, directly or indirectly, as of the date hereof, any capital stock of, or other voting securities or equity or similar interests in, any corporation, partnership, joint venture, association, limited liability company or other entity or Person.
          Section 3.2. Capitalization.
               (a) The authorized capital stock of the Company consists of (i) 75,000,000 shares of Common Stock, $0.001 par value per share (the “Common Stock”), (ii) 50,000,000 shares of preferred stock, $0.001 par value per share (the “Preferred Stock”), of which a total of 250,000 shares of Preferred Stock have been designated in a series of Series A Junior Participating Preferred Stock. As of the date hereof, no other shares of the Preferred Stock bear any designation. As of May 19, 2010, (i) 33,665,813 shares of Common Stock were issued and outstanding (of which 20,800 shares were Restricted Stock), (ii) no shares of Preferred Stock were issued and outstanding, (iii) 5,347,072 shares of Common Stock were issued and held in the treasury of the Company or otherwise owned by the Company, (iv) an aggregate of 2,776,854 shares of Common Stock were subject to and reserved for issuance upon (A) exercise of outstanding Company Options or (B) lapse of restrictions on Restricted Stock Units (collectively, the “Company Stock Rights”), and (v) all 250,000 shares of Series A Junior Participating Preferred Stock have been reserved for issuance upon exercise of the Company Rights. All of the outstanding shares of the Company’s capital stock are, and all Shares which may be issued pursuant to the exercise or vesting of outstanding Company Stock Rights will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and non-assessable. There are no bonds, debentures, notes or other indebtedness having general voting rights (or convertible into securities having such rights) (“Voting Debt”) of the Company or any Company Subsidiary issued and outstanding. Except for Company Stock Rights described in this Section 3.2(a) and the Company Rights, there are no (x) options, warrants, calls, pre-emptive rights, subscriptions or other rights, agreements, arrangements or commitments of any kind, including any stockholder rights plan, relating to, or the value of which is determined in reference to, the issued or unissued capital stock of the Company or any Company Subsidiary, obligating the Company or any Company Subsidiary to issue, transfer or sell, or cause to be issued, transferred or sold, any shares of capital stock or Voting Debt of, or other equity interest in, the Company or any Company Subsidiary or securities convertible into or exchangeable for such shares or equity interests, or obligating the Company or any Company Subsidiary to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment (collectively, “Equity Interests”) or (y) outstanding contractual obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any Shares or any capital stock of, or other Equity Interests in, the Company or any Company Subsidiary or any affiliate of the Company or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in the Company or any Company Subsidiary. No Company Subsidiary owns any Shares.
               (b) As of May 19, 2010, the Company had outstanding Company Options to purchase 1,277,344 shares of Common Stock, 1,499,510 shares of Common Stock subject to Restricted Stock Units, and 20,800 shares of Restricted Stock granted under Company Stock Plans. All of Company Stock Rights and Restricted Stock have been granted to eligible employees, consultants or directors of the Company and the Company Subsidiaries in the ordinary course of business consistent with past practice pursuant to the Company Stock Plans. Since May 19, 2010 to the date hereof, the Company has not granted any Company Stock Rights or shares of Restricted Stock. Section 3.2(b) of the Company Disclosure Schedule sets forth a listing of all outstanding Company Stock Rights and shares of Restricted Stock as of May 19, 2010 and (i) the date of their grant and the portion thereof that is vested as of May 19, 2010 and if applicable, the exercise price therefor, (ii) the date upon which each Company Stock Right would normally be expected to expire absent termination of employment or other acceleration, and (iii) whether or not such Company Option is intended to qualify as an “incentive stock option” within the meaning of Section 422 of the Code.
               (c) There are no voting trusts or other agreements or understandings to which the Company or any Company Subsidiary is a party with respect to the voting of the Company’s Common Stock or any capital stock of, or other equity interest of the Company or any of the Company Subsidiaries.
               (d) Except as may be incurred after the date hereof in accordance with Section 5.1, as of the date hereof, there is not any material indebtedness for borrowed money, or material guarantees of indebtedness for borrowed money of any Person, by the Company or any of the Company Subsidiaries.
          Section 3.3. Authorization; Validity of Agreement; Company Action. The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions (subject to the receipt of the Company Stockholder Approval). The execution, delivery and performance by the

Company of this Agreement, and the consummation by it of the Transactions, have been duly and validly authorized by the Company Board of Directors and no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement and the consummation by it of the Transactions, except for, in the case of the Merger, the Company Stockholder Approval and the filing of the Certificate of Merger with the Delaware Secretary of State. This Agreement has been duly executed and delivered by the Company and, assuming due and valid authorization, execution and delivery hereof by Parent and Merger Sub, is a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.
          Section 3.4. Company Approvals. The Company Board of Directors, at a meeting duly called and held, by resolutions duly adopted, unanimously (i) determined that this Agreement, the Merger and other Transactions are advisable, fair to and in the best interests of the Company and the Company Stockholders, (ii) duly and validly approved and taken all corporate action required to be taken by the Company Board of Directors to authorize the execution of this Agreement and consummation of the Merger and the other Transactions, (iii) resolved to recommend that the Company Stockholders approve the Merger and adopt this Agreement (the actions in clause (iii), the “Company Recommendation”). No further corporate action is required, pursuant to the DGCL or otherwise, in order for the Company to approve this Agreement or the Transactions, except for the filing of the Certificate of Merger with the Delaware Secretary of State and the Company Stockholder Approval, which is the only Company Stockholder vote that is required for adoption of this Agreement and the consummation of the Merger by the Company. As of the date hereof, the Company Board of Directors has not rescinded, modified or withdrawn such resolutions in any way.
          Section 3.5. Consents and Approvals; No Violations. None of the execution, delivery or performance of this Agreement by the Company, the consummation by the Company of Transactions or compliance by the Company with any of the provisions of this Agreement will (i) conflict with or result in any breach of any provision of the Company Governing Documents or the organizational documents of any Company Subsidiary, (ii) require any filing by the Company or any Company Subsidiary with, or the permit, authorization, consent or approval of, any Governmental Authority (except for (A) compliance with applicable requirements of the Securities Exchange Act of 1934, as amended (including the rules and regulations promulgated thereunder, the “Exchange Act”), or state securities, takeover and “blue sky laws,” (B) compliance with applicable requirements of the Marketplace Rules of NASDAQ (the “Nasdaq Marketplace Rules”), (C) filings as may be required under the DGCL in connection with the Merger, (D) filings, permits, authorizations, consents and approvals as may be required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (E) the filing with the SEC and NASDAQ of (1) a Proxy Statement in respect of the Company Stockholder Approval and (2) such reports under Section 13(a) of the Exchange Act as may be required in connection with this Agreement and the Merger, or (F) any such filing, permit, authorization, consent or approval, the failure of which to make or obtain would not have or be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect),

(iii) result in a modification, violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any right, including, but not limited to, any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any Company Material Contract, (iv) assuming compliance with the matters referred to in the foregoing clause (ii), violate any Order, writ, injunction, decree, or Laws applicable to the Company, any Company Subsidiary or any of their respective properties or assets or (v) result in the creation of any Lien in or upon any of the properties or other assets of the Company or any of the Company Subsidiaries, except, in the case of clauses (iii), (iv), and (v), for any such modification, violation, breach, default, Lien, or other occurrence that would not have or be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.
          Section 3.6. Company SEC Documents and Financial Statements.
               (a) The Company has filed with the SEC all forms, reports, schedules, statements and other documents required by it to be filed under the Exchange Act or the Securities Act of 1933, as amended (the “Securities Act”) (such documents and any other documents filed by the Company and each Company Subsidiary with the SEC, as have been amended since the time of their filing, collectively, the “Company SEC Documents”), since December 31, 2007. As of their respective dates, the Company SEC Documents (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading and (ii) complied as to form in all material respects with the applicable requirements of the Exchange Act or the Securities Act, as the case may be, the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and the applicable rules and regulations of the SEC thereunder. None of the Company Subsidiaries is currently required to file any forms, reports or other documents with the SEC. As of the date hereof, the Company does not have any unresolved comments from the SEC with respect to the Company SEC Documents. Each of the audited consolidated financial statements and unaudited consolidated interim financial statements of the Company and its consolidated Subsidiaries included in the Company SEC Documents, as amended or supplemented prior to the date hereof (collectively, together with all notes and schedules thereto, the “Financial Statements”), was prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and subject, in the case of unaudited consolidated interim financial statements, to normal year-end audit adjustments and the absence of notes not required by GAAP) and applicable SEC rules and regulations, and fairly present in all material respects in accordance with GAAP the consolidated financial position and the consolidated results of operations and cash flows of the Company and its consolidated Subsidiaries as of the times and for the periods referred to therein (subject, in the case of unaudited consolidated interim Financial Statements to normal year end adjustments).
               (b) Without limiting the generality of Section 3.6(a), as of the date hereof, (i) Ernst & Young LLP has not resigned or been dismissed as the independent public accountant of the Company as a result of or in connection with any disagreement with the Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, (ii) no executive officer of the Company has failed in any respect to make, without qualification, the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act with respect to the Company SEC Documents and (iii) to the knowledge of the Company, no enforcement action has been initiated or threatened against the Company by the SEC relating to disclosures contained in any Company SEC Document.
               (c) The Company is in compliance in all material respects with all applicable Nasdaq Marketplace Rules.
          Section 3.7. Internal Controls. The Company has designed and maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting including that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) access to assets is permitted only in accordance with management’s general or specific authorizations; and (iii) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure. To the knowledge of the Company, there is no fraud, whether or not material, that involves any of the senior financial officers of the Company. Since December 31, 2009 to the date hereof, the Company has not identified any material weaknesses in the design or operation of its internal control over financial reporting except as disclosed in the Company SEC Documents filed prior to the date hereof. Neither the Company nor any of the Company Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers of the Company within the meaning of Section 402 of the Sarbanes-Oxley Act.
          Section 3.8. Absence of Certain Changes.
               (a) Except (i) as expressly set forth in the Designated SEC Reports (other than any disclosures set forth in any section of a Designated SEC Report entitled “Risk Factors” or “Forward-Looking Statements” or any other disclosures included in such document that are general cautionary, predicative or forward-looking in nature) or (ii) in connection with the execution and delivery of this Agreement and the consummation of the Transactions, since March 31, 2010 (the “Balance Sheet Date”) to the date hereof, each of the Company and each Company Subsidiary has conducted its respective business in all material respects in the ordinary course of business consistent with past practice.
               (b) Since December 31, 2009 to the date hereof, no fact(s), change(s), event(s), development(s) or circumstances have occurred, arisen, come into existence or become known, which have had or would be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since the Balance Sheet Date to the date hereof, no action has been taken by the Company or any Company Subsidiary that, if taken during the period from the date hereof to the Effective Time, would constitute a breach of Section 5.1.

          Section 3.9. No Undisclosed Liabilities. Except (a) as disclosed in the Financial Statements, (b) for liabilities and obligations incurred since the Balance Sheet Date in the ordinary course of business and consistent with past practice, (c) for liabilities or obligations that have been discharged or paid in full, (d) for liabilities and obligations other than those incurred in the ordinary course of business that would not have or be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, (e) for liabilities and obligations incurred under this Agreement or in connection with the Transactions and (f) for liabilities and obligations incurred under any Company Agreement other than liabilities or obligations due to breaches thereunder, neither the Company nor any Company Subsidiary has incurred any liabilities or obligations of any nature that would be required by GAAP to be recognized or disclosed on a consolidated balance sheet of the Company or any Company Subsidiary or in the notes thereto.
          Section 3.10. Litigation. Except for the Pending Investigations, (i) there is no Legal Proceeding pending against (or, to the Company’s knowledge, threatened against or naming as a party thereto), the Company or any Company Subsidiary (or any of their respective rights or properties) or any executive officer or director (or any former executive officer or director in their capacity as such) of the Company or any Company Subsidiary (in their capacity as such), which would have or be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, (ii) there is no Legal Proceeding pending against (or, to the Company’s knowledge, threatened against or naming as a party thereto), the Company or any Company Subsidiary (or any of their respective rights or properties) or any executive officer or director (or any former executive officer or director) of the Company or any Company Subsidiary (in their capacity as such) involving the actual or alleged violation of any Healthcare Law or Healthcare Permits that would have or be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, and (iii) except as would not have or be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, none of the Company or any Company Subsidiary is subject to any outstanding order, writ, injunction, decree or arbitration ruling, judgment, award or other finding that restricts the way in which the Company and the Company Subsidiaries conduct their business.
          Section 3.11. Employee Benefit Plans; ERISA.
               (a) Section 3.11(a) of the Company Disclosure Schedule sets forth a correct and complete list of all material employee benefit plans, programs, agreements or arrangements, including pension, retirement, profit sharing, deferred compensation, stock option, employment, change in control, retention, equity or equity-based compensation, stock purchase, employee stock ownership, severance pay, vacation, bonus or other incentive plans, all medical, vision, dental or other health plans, all life insurance plans, and all other employee benefit plans or fringe benefit plans, including “employee benefit plans” as that term is defined in Section 3(3) of ERISA, in each case, whether oral or written, funded or unfunded, or insured or self-insured, maintained by the Company or any Company Subsidiary, or to which the Company or any Company Subsidiary contributed or is obligated to contribute thereunder, or with respect to which the Company or any Company Subsidiary has or may have any material liability (contingent or otherwise), in each case, for or to any current or former employees, directors, officers or consultants of the Company and/or their dependents (collectively, the “Benefit Plans”). Neither the Company nor any Company Subsidiary maintains or contributed to any such Benefit Plans for any current or former employees, directors, officers or consultants of the Company or any Company Subsidiary not located primarily in the United States and/or their dependents.
               (b) All Benefit Plans that are intended to qualify under Code Section 401(a) and any trust agreement that is intended to be tax exempt under Code Section 501(a) have been determined by the Internal Revenue Service to be qualified under Code Section 401(a) and exempt from taxation under Code Section 501(a) (or there remains a period of time under the applicable remedial amendment period with respect to such a Benefit Plan to request such a determination), and, to the knowledge of the Company, nothing has occurred that would adversely affect the qualification of any such plan. Each Benefit Plan, the Company and the Company Subsidiaries have complied in all material respects with the applicable requirements of ERISA, the Code, applicable state or federal securities laws, and all other applicable Laws (including but not limited to any requirements with respect to reports, returns and similar documents with respect to any Benefit Plan required to be filed by the Company or any Company Subsidiary with any Governmental Authority or distributed to any Benefit Plan participant), and its terms and the terms of any applicable collective bargaining or collective labor agreements. As of the date hereof, no litigation has been commenced with respect to any Benefit Plan and, to the knowledge of the Company, no such litigation is threatened (other than routine claims for benefits in the normal course). As of the date hereof, there are no governmental audits or investigations pending or, to the knowledge of the Company, threatened in connection with any Benefit Plan. To the knowledge of the Company, there are not any facts that would reasonably be expected to give rise to any material liability with respect to any Benefit Plan in the event of any governmental audit or investigation. All material payments due from the Company or any Company Subsidiary with respect to the Benefit Plans have been timely made or have been properly accrued as liabilities of the Company and properly reflected in the Financial Statements of the Company in accordance with the terms of the Benefit Plan or any applicable collective bargaining agreement and applicable Laws. To the knowledge of the Company, no “prohibited transaction” or “reportable event” has occurred within the meaning of the applicable provisions of ERISA or the Code with respect to any Benefit Plan.
               (c) The Company and its ERISA Affiliates do not, and have not, within six (6) years prior to the date hereof, (i) sponsored or contributed to a Benefit Plan that is a “defined benefit plan” (as defined in ERISA Section 3(35) and Code Section 414(j)); (ii) had an “obligation to contribute” (as defined in ERISA Section 4212) to a Benefit Plan that is a “multiemployer plan” (as defined in ERISA Sections 4001(a)(3) and 3(37)(A)); (iii) sponsored or contributed to a Benefit Plan that is a “multiple employer plan” (meaning a plan sponsored by more than one employer within the meaning of ERISA Sections 4063 or 4064 or Code Section 413(c)); or (iv) had any material liability, contingent or otherwise, under Title IV of ERISA with respect to a Benefit Plan, either directly or through any ERISA Affiliate. The Company and its ERISA Affiliates do not have any liability with respect to any plan, program or arrangement that provides for post-retirement or other post-employment medical or life insurance benefits (other than health care continuation coverage as required by applicable Laws). The Company and each ERISA Affiliate has complied in all material respects with the notice and continuation coverage requirements, and all other requirements, of Section 4980B of the Code and Parts 6 and 7 of Title I of ERISA, and the regulations thereunder.

               (d) Each Benefit Plan that is an employee welfare benefit plan may be amended or terminated (including with respect to benefits provided to former employees) without material liability (other than benefits then payable under such plan without regard to such amendment or termination) to the Company or any Company Subsidiary at any time.
               (e) Except as may be required by applicable Laws, or as contemplated under this Agreement, neither the Company nor any Company Subsidiary has any plan or commitment to create any additional Benefit Plans.
               (f) No Benefit Plan exists that would result in the payment to any employee, director, officer or consultant of the Company or any Company Subsidiary of any money or other property or accelerate or provide any other rights or benefits to any such Person as a result of the execution of this Agreement or the consummation of the Merger or the other Transactions (whether alone or in connection with any other event). No payment or benefit which has been, will be or may be made by the Company or any Company Subsidiary with respect to any current or former employee located in the United States in connection with the execution and delivery of this Agreement or the consummation of the Transactions would be characterized as an “excess parachute payment” within the meaning of Section 280G(b)(1) of the Code or fail to be deductible under Section 162(m) of the Code.
               (g) Correct and complete copies have been delivered or made available to Parent by the Company of (A) all Benefit Plans (including all amendments and material attachments thereto), (B) written summaries of any Benefit Plan not in writing and all related trust documents, (C) all material insurance contracts or other funding arrangements to the degree applicable, (D) the two (2) most recent annual information filings (Form 5500) (and associated annual financial reports for those Benefit Plans, where required) and the summary plan description for each Benefit Plan required to file such description, and (E) the most recent determination letter from the Internal Revenue Service (where applicable).
               (h) The Company Employee Stock Purchase Plan, as amended (“ESPP”), was frozen as of December 31, 2007 and there are no options or purchase rights currently outstanding under the ESPP. In addition, following the date hereof, (i) no new options shall be issued under the ESPP, and (ii) no new option periods shall commence thereunder.
          Section 3.12. Taxes.
               (a) The Company and the Company Subsidiaries have prepared and duly and timely filed (taking into account any extension of time within which to file) all material Tax Returns required to be filed by any of them, and all such filed Tax Returns are complete and accurate in all material respects;
               (b) the Company and each the Company Subsidiaries have duly and timely paid all material Taxes that are required to be paid by any of them (whether or not shown as due on such Tax Return), and any material liability for Taxes of the Company and the Company Subsidiaries for Taxes not yet due and payable, or which are being contested in good faith have been provided for in the financial statements of the Company in accordance with GAAP;

               (c) there are not pending, outstanding or threatened in writing, any claims, audits, examinations, investigations, actions or other proceedings in respect of Taxes of the Company or any of the Company Subsidiaries and no claim has been made in writing by any taxing authority in a jurisdiction where the Company or any of the Company Subsidiaries has not filed a Tax Return that it is or may be subject to material Tax in that jurisdiction;
               (d) as of the date hereof, no material deficiency with respect to Taxes has been proposed, asserted or assessed in each case, in writing, against the Company or any of the Company Subsidiaries;
               (e) there is no outstanding request for extension of time for the Company or any Company Subsidiary to pay any income Taxes or any other material Taxes, or file any income Tax Returns or any other material Tax Returns, and there are no requests for rulings or determinations in respect of any material Taxes or material Tax Returns pending between the Company or any of the Company Subsidiaries on the one hand and any authority responsible for such Taxes or Tax Returns on the other;
               (f) each of the Company and each of the Company Subsidiaries has timely withheld and paid all material Taxes required to be withheld and paid in connection with amounts paid or owing to any employee, creditor, independent contractor, shareholder or other third party and is in compliance in all material respects with all applicable Laws regarding the solicitation, collection and maintenance of any forms, certifications and other information required in connection therewith;
               (g) neither the Company nor any of the Company Subsidiaries has any material liability as a result of being a party to any Tax sharing, Tax indemnity or other agreement or arrangement relating to Taxes (other than an agreement or arrangement solely among members of an affiliated, consolidated or unitary group the common parent of which is the Company or which includes only the Company and/or the Company Subsidiaries);
               (h) neither the Company nor any of the Company Subsidiaries has any material liability for Taxes as a result of having been a member of any affiliated group within the meaning of Section 1504(a) of the Code, or any similar affiliated or consolidated group for Tax purposes under state, local or foreign Law (other than a group the common parent of which is the Company or which includes only the Company and/or the Company Subsidiaries), or has any liability for the Taxes of any Person (other than the Company and the Company Subsidiaries) under Treasury Regulations Section 1.1502-6 or any similar provision of state, local or foreign Law, or as a transferee or successor, or otherwise;
               (i) there are no material Liens for any Taxes upon the assets of the Company or any of the Company Subsidiaries, other than Permitted Liens;
               (j) there has been no waiver or extension of time for any applicable statue of limitations for assessment or collection of Taxes for the Company or any of the Company Subsidiaries that is currently in force; and
               (k) the Company has delivered or made available and will continue to make available to Merger Sub or Parent complete and accurate copies of all material Tax Returns relating to any Tax periods of the Company or any Company Subsidiary for the last five (5) applicable Tax periods.
          Section 3.13. Contracts.
               (a) For purposes of this Agreement, a “Company Material Contract” is any Company Agreement, whether or not set forth in Section 3.13 of the Company Disclosure Schedule, which, as of the date hereof, (i) is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC); (ii) that involves aggregate revenues or expenditures in excess of $1,000,000 per year; (iii) that involves revenues or expenditures in excess of $500,000 per year and was not entered into in the ordinary course of business; (iv) that contains any non-compete or exclusivity provisions with respect to any line of business or geographic area with respect to the Company or any Company Subsidiary, or which restricts the conduct of any line of business by the Company or any Company Subsidiary, or any geographic area in which the Company or any Company Subsidiary may conduct business, in each case in any material respect; (v) that is a Clinical Contract that involves aggregate expenditures in excess of $1,000,000 per year; (vi) with any vendor that provides billing and reimbursement services valued in excess of $500,000 during any year; (vii) is with any payor from which the Company, any Company Subsidiary or any Hospice has received payments in 2009 in excess of $500,000; (viii) is with any supplier to which the Company, any Company Subsidiary or any Hospice has made payments in 2009 in excess of $1,000,000; (ix) which would prohibit or materially delay the consummation of the Merger or any of the other Transactions; (x) is with any current or former Key Personnel; (xi) is with any labor union or association representing any employee of the Company or any of the Company Subsidiaries and any collective bargaining agreement (of which there are none), (xii) that is a partnership or joint-venture agreement; (xiii) relating to the borrowing of money (including any guarantee thereto) or that is a mortgage, security agreement, capital lease or similar agreements, in each case in excess of $500,000 or that creates a Lien on any material asset of the Company or any of the Company Subsidiaries; (xiv) for the license or sublicense (whether as a licensor or a licensee) of any Intellectual Property or other intangible asset (excluding commercial off-the-shelf or shrink wrap software than has not been modified or customized), that provides for payment or receipt of $500,000 or more per year; (xv) relating to the sale of any of the material assets or properties of the Company or any of the Company Subsidiaries other than in the ordinary course of business or for the grant to any Person of any options, rights of first refusal, or preferential or similar rights to purchase any of such assets or properties; (xvi) relating to the acquisition by the Company or any of the Company Subsidiaries of any operating business or the capital stock of any other Person; (xvii) requiring the payment to any Person of a material commission or fee, except in the ordinary course of business consistent with past practice; (xviii) that, in the case of a Company Benefit Plan, any of the benefits of which would be increased, or the vesting of the benefits of which would be accelerated, by the occurrence of any of the Transactions, or the value of any benefits which would be calculated on the basis of any of the Transactions; or (xix) that is an insurance policy providing for indemnification of any officer or director of the Company or any of the Company Subsidiaries, other than the Company Governing Documents; provided, however, that the foregoing definition of Company Material Contract shall not include any leases, subleases and other occupancy or use agreements concerning the real property leased by the Company or any of the Company Subsidiaries, including the Material Company Leases (collectively, the “Company Leases”).

               (b) As of the date hereof, there is no Company Agreement (other than the Company Leases), any of the benefits to any party of which will be increased, or the vesting of the benefits to any party of which will be accelerated, by the occurrence of any of the Transactions or the value of the benefits to any party of which will be calculated on the basis of any of the Transactions (except as disclosed pursuant to Section 3.11). As of the date hereof, each Company Material Contract is valid and binding on the Company and each Company Subsidiary party thereto and, to the Company’s knowledge, as of the date hereof, each other party thereto, as applicable, and in full force and effect, and the Company and each Company Subsidiary has performed in all respects all obligations required to be performed by it under each Company Material Contract, except any failure of performance that would not have or be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect and, to the Company’s knowledge, as of the date hereof, each other party to each Company Material Contract has performed in all material respects all obligations required to be performed by it under such Company Material Contract, except as would not have or be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect. As of the date hereof, none of the Company or any Company Subsidiary knows of, or has received notice of, any violation or default under (or any condition which with the passage of time or the giving of notice would cause such a violation of or default under) any Company Material Contract except for violations or defaults that would not have or be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.
     The Company has delivered to Parent or provided or made available to Parent for review, prior to the execution of this Agreement, true and complete copies of all of the Company Material Contracts required to be disclosed in Section 3.13 of the Company Disclosure Schedule, which are not filed as exhibits to the Company SEC Documents, and the Company Material Contracts required to be disclosed in Section 3.13 of the Company Disclosure Schedule filed as exhibits to the Company SEC Documents are true and complete copies of such contracts.
               (c) As of the date hereof, none of the Company, any Company Subsidiary or any Hospice has received any written notice from any Person supplying products, materials or drugs to the Company, any Company Subsidiary or any Hospice that such Person intends to (i) cease selling such products, materials or drugs to the Company, any Company Subsidiary or any Hospice, (ii) limit or reduce such sales to the Company, any Company Subsidiary or any Hospice, or (iii) increase the prices at which such sales are made to the Company, any Company Subsidiary or any Hospice, except for any such cessation, limitation, reduction or increase that would not have or be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect. As of the date hereof, none of the Company, any Company Subsidiary or any Hospice has received any written notice from any third-party payor that it intends to terminate, limit or reduce its business relations with the Company, any Company Subsidiary or any Hospice in the event of a sale of the Company or otherwise except as would not have or be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.
          Section 3.14. Title to Properties; Encumbrances; Real Property.
               (a) Except for the Company Real Property, each of the Company and the Company Subsidiaries has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of its material tangible properties and assets, except where the absence thereof would not have or be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect. Except for Permitted Liens, and except for the Company Real Property, all of the Company’s and each of the Company Subsidiaries’ material tangible properties and assets are free and clear of any Lien, except for Liens specifically set forth on Section 3.14(a) of the Company Disclosure Schedule and such Liens that would not have or be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.
               (b) Section 3.14(b) of the Company Disclosure Schedule sets forth a complete list of all real property owned in fee by the Company and the Company Subsidiaries and sets forth all real property leased by the Company and/or the Company Subsidiaries as lessee as of the date hereof that are material to the Company and the Company Subsidiaries, taken as a whole (such owned and leased material real property, including all improvements thereon, referred to collectively as the “Company Real Property”), including whether any Company Real Property is currently on the market for sale. The Company has furnished or made available to Parent and Merger Sub true and correct copies of (i) the Company’s headquarters lease for premises leased in the building located at 717 N. Harwood Street, Dallas, Texas, and (ii) real property leases for sites at which the Company’s inpatient units are located (collectively, the “Material Company Leases”). The real property that is owned in fee by the Company or a Company Subsidiary and the Material Company Leases are referred to collectively as the “Material Company Real Property”.
               (c) Except as would not have or be reasonably likely to have a Material Adverse Effect, all Material Company Leases are in full force and effect (except to the extent they have expired or been terminated in accordance with their terms) and are valid and binding obligations of the Company or the Company Subsidiaries and enforceable against the Company or the Company Subsidiaries in accordance with their respective terms except that (i) such enforcement may be subject to applicable bankruptcy, insolvency or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought. Except as would not have or be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of the Company Subsidiaries nor, to the knowledge of the Company, any other party to any Material Company Lease is in material breach of or in material default under any of the Material Company Leases. The Company Real Property set forth in Section 3.14(c) of the Company Disclosure Schedule comprises all of the material real property currently used in the operations of the business of the Company and the Company Subsidiaries as of the date hereof.
               (d) The Company and the Company Subsidiaries have good and valid title to, or, as to Material Company Real Property designated as leased, a valid leasehold interest in, all of the Material Company Real Property except where the absence thereof would not have or be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect. Each Material Company Real Property is free and clear of any Lien, except for (i) Liens specifically set forth for such Material Company Real Property on Section 3.14(d) of the Company Disclosure Schedule and such Liens do not and would not materially interfere with the current and currently intended use of such Material Company Real Property, (ii) Permitted Liens and (iii) Liens that would not have or be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect. The consummation of the Transactions will not create any Lien on any of the Material Company Real Property.
               (e) Section 3.14(e) of the Company Disclosure Schedule sets forth, as of the date hereof, a true and complete list of all leases, subleases or similar agreements under which the Company or any of the Company Subsidiaries is the landlord or the sublandlord other than leases, subleases and similar agreements that do not provide for annual rent in excess of $250,000 (such leases, subleases and similar agreements, collectively, the “Real Property Subleases”). Each Real Property Sublease is valid and binding on the Company or the Company Subsidiaries party thereto.
               (f) As of the date hereof, there is no material tax assessment pending or, to the knowledge of the Company, threatened with respect to any portion of the Material Company Real Property (other than assessments for taxes for the current year that are not delinquent and assessments for taxes being contested in good faith for which appropriate reserves have been included on the balance sheet of the applicable Person). As of the date hereof, there are no condemnation or compulsory purchase proceedings pending or, to the knowledge of the Company, threatened with respect to any portion of the Material Company Real Property that would reasonably be likely to materially impair or materially interfere with the continued use and operation of Material Company Real Property in the business of the Company and the Company Subsidiaries as currently conducted, or materially detract from the value or marketability of the Material Company Real Property for substantially similar uses and operations.
          Section 3.15. Intellectual Property. Except as would not have or be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, and except for Permitted Liens, the Company or a Company Subsidiary owns free and clear of all Liens or has the defensible right to use, whether through ownership, licensing or otherwise, all material Intellectual Property used in the businesses of the Company or any Company Subsidiary (“Company Intellectual Property”) in each case in the same form and substantially the same manner as such Company Intellectual Property is used in connection with such businesses as conducted on the date hereof. Except as would not have or be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, (a) as of the date hereof, no written claim of invalidity or conflicting ownership rights has been made or, to the Company’s knowledge, threatened by a third party with respect to any Company Intellectual Property owned by the Company or a Company Subsidiary (“Company-owned Intellectual Property”) and no Company-owned Intellectual Property is the subject of any pending or, to the Company’s knowledge, threatened action, suit, claim, investigation, arbitration or other proceeding challenging the Company’s ownership rights in such Company-owned Intellectual Property, (b) as of the date hereof, to the knowledge of the Company, no registration for any Company-owned Intellectual Property has been cancelled, abandoned or adjudicated invalid, (c) as of the date hereof, no Person has given written notice to the Company or any Company Subsidiary that the use of any Company Intellectual Property by the Company, any Company Subsidiary or, in the case of Company-owned Intellectual Property, any licensee, is infringing or has infringed any third party’s domestic or foreign rights in or to any Intellectual Property, or that the Company, any Company Subsidiary or any licensee of Company-owned Intellectual Property has misappropriated or improperly used or disclosed any trade secret, confidential or proprietary information or know-how, (d) to the Company’s knowledge, none of the Company-owned Intellectual Property has been or is currently being infringed, misappropriated or otherwise violated by any third party, (e) to the Company’s knowledge, there exists no prior act or current conduct or use by the Company, any Company Subsidiary or any third party that would void or invalidate any Company-owned Intellectual Property, (f) the Company and each Company Subsidiary have taken reasonable measures to safeguard the confidentiality and value of all Company-owned Intellectual Property comprising trade secrets or other confidential information, (g) no third party has any joint ownership interest in or to any Company-owned Intellectual Property and (h) the execution, delivery and performance of this Agreement and each ancillary agreement by the Company and the consummation of the Transactions will not breach, violate or conflict with any instrument or agreement concerning the Company’s or a Company Subsidiary’s use of any Company Intellectual Property, will not cause the forfeiture or termination or give rise to a right of forfeiture or termination of any rights in or to the Company Intellectual Property or impair the right of Parent or the Surviving Corporation to (i) use any Company Intellectual Property and (ii) make, use, sell, license or dispose of, or to bring any action for the infringement of, any Company-owned Intellectual Property, all in the same form and manner as the Company or a Company Subsidiary has prior to the date hereof.
          Section 3.16. Labor Relations and Other Employment Matters.
               (a) Since December 31, 2006, none of the employees of the Company or any of the Company Subsidiaries are represented or have been represented by any union with respect to their employment by the Company or such Company Subsidiary, and no labor organization or group of employees of the Company or any of the Company Subsidiaries has made a demand for recognition or certification to the Company or any of the Company Subsidiaries and, to the knowledge of the Company, there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened to be brought or filed with the National Labor Relations Board or any other Governmental Authority. To the knowledge of the Company, since December 31, 2006, neither the Company nor any of the Company Subsidiaries has experienced any labor disputes, union organization attempts or work stoppages, slowdowns or lockouts due to disputes with any labor organizations.
               (b) Neither the Company nor any of the Company Subsidiaries is delinquent in payments of any material amount to any of its employees for any wages, salaries, commissions, bonuses or other direct compensation for any services performed for it or amounts required to be reimbursed to such employees. As of the date hereof, no employee of the Company at the officer level of vice president or above has given written notice to the Company that any such employee intends to terminate his or her employment with the Company or any of the Company Subsidiaries.
               (c) Except as would not have or be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Company and the Company Subsidiaries is in compliance with all applicable Laws respecting employment and employment practices, terms and conditions of employment, immigration, wages and hours, and occupational safety and health. To the knowledge of the Company, each individual who renders services to the Company or any of the Company Subsidiaries who is classified by the Company or such Company Subsidiaries, as applicable, as having the status of an independent contractor or other non-employee status for any purpose (including for purposes of taxation and tax reporting and under Benefit Plans) is properly so characterized. To the knowledge of the Company, each employee who is classified by the Company or a Company Subsidiary, as applicable, as being exempt from the minimum wage and/or overtime requirements of applicable Laws is properly so characterized.
          Section 3.17. Healthcare Permits; Participation in Governmental Programs and Private Programs.
               (a) Except as would not have or be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, all Healthcare Permits applicable to the Company, each Company Subsidiary and each Hospice, which are required for the operation of the Company, each Company Subsidiary and each Hospice: (i) have been obtained, are in effect and are set forth in Section 3.17(a) of the Company Disclosure Schedule; (ii) are valid and in good standing in each jurisdiction in which such Healthcare Permits were issued or are operable; and (iii) have not been subject to revocation or forfeiture.
               (b) Except as would not have or be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company, each Company Subsidiary, and each Hospice are in compliance with applicable standards for Healthcare Permits and (ii) none of the Company, any Company Subsidiary or any Hospice is in default or violation of any material Healthcare Permit. As of the date hereof, there are no Legal Proceedings pending or, to the knowledge of the Company, threatened, relating to the suspension, revocation or modification of any Healthcare Permit, which if suspended, revoked or modified would have or be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.
               (c) As required by applicable Healthcare Laws, the Company, Company Subsidiary or Hospice have (i) verified that all employees providing clinical services have valid and current licenses, permits and credentials, (ii) conducted criminal background checks on all applicable employees and independent contractors, and (iii) screened all officers, directors, employees and independent contractors under the HHS/OIG List of Excluded Individuals/Entities.
               (d) The Company Subsidiaries and Hospices, as applicable, are certified for participation in the Governmental Programs set forth in Section 3.17(e) of the Company Disclosure Schedule. No Company Subsidiary or Hospice, as applicable, has been terminated, or, to the knowledge of the Company, has been threatened with termination from, participation in Governmental Programs, nor does the Company have any reason to believe that such actions may occur.
               (e) Section 3.17(e) of the Company Disclosure Schedule sets forth a correct and complete list of all Government Programs and Private Programs with which the Company, Company Subsidiaries and Hospices are contracted. No event has occurred, to the knowledge of the Company, which, with the giving of notice, the passage of time, or both, would constitute grounds to terminate, modify or not renew the participation of the Company, any Company Subsidiary or any Hospice in any Private Program, except for such termination, modification or non-renewal as would not have or be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.
          Section 3.18. Healthcare Laws.
               (a) Except for such noncompliance as would not have or be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, the Company, Company Subsidiaries and Hospices are in compliance with all applicable Healthcare Laws. The Company maintains a compliance program in all material respects in accordance with the criteria established by the Office of Inspector General of the Department of Health and Human Services. A copy of the Company’s compliance program has been made available to Parent for review and examination.
               (b) None of the Company, any Company Subsidiary nor any Hospice, to the knowledge of the Company, has engaged in any activities which are prohibited under the Federal Controlled Substances Act, 21 U.S.C. §§ 801 et seq., the Federal Food, Drug and Cosmetic Act, 21 U.S.C. §§ 301 et seq., or the regulations promulgated pursuant to such statutes or any related state or local statutes or regulations concerning the dispensing and sale of controlled substances.
               (c) The Company, each Company Subsidiary and each Hospice has timely filed all cost reports required to be filed on or prior to the date hereof in accordance with the Government Programs and Private Programs, all fiscal intermediaries, and other insurance carriers. All cost reports submitted by the Company, Company Subsidiaries and Hospices to Government Programs and Private Programs have been complete and accurate in all material respects when filed and have been prepared in material compliance with Healthcare Laws. Each of the Company Subsidiaries and Hospices has paid or caused to be paid all known and undisputed refunds, overpayments or adjustments, including but not limited to any Hospice Medicare cap liability, which have become due, except as would not have or be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company Subsidiaries has paid or caused to be paid all known and undisputed refunds, overpayments or adjustments which have become due to any Private Programs for any undisputed refund, overpayment or adjustment, except where such failure would not have or be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect. As of the date hereof, none of the Company, Company Subsidiaries or Hospices has reimbursement or payment rate appeals, disputes or contested positions pending before any Governmental Authority or Private Program. As of the date hereof, none of the Company, Company Subsidiaries or Hospices has received any notice of denial of material payment, recoupment, or overpayment from any Governmental Program or Private Program.
               (d) As of the date hereof, no officer, director, current employee or former employee (either before or during the course of such former employee’s employment) of the Company, any Company Subsidiary or any Hospice, or any third party vendor or independent contractor who furnishes services or supplies which may be reimbursed in whole or in part under any Governmental Program, to the knowledge of the Company, is excluded, suspended or debarred from participation, or is otherwise ineligible to participate in any Government Program or any other Governmental Program, or has been convicted of or charged with any violation of Laws related to Medicare, Medicaid, or any other Government Program that is reasonably likely to serve as the basis for any such exclusion, suspension, debarment or other ineligibility.
          Section 3.19. Corporate Integrity Agreement and Pending Investigations.
               (a) The Company, each Company Subsidiary and each Hospice are and have been in compliance in all material respects with the Corporate Integrity Agreement and the Settlement Agreement. The Company has performed all material actions and timely submitted all reports required under the Corporate Integrity Agreement, all of which were, at the time of submittal, true and complete in all material respects and were accepted by the HHS Office of Inspector General.
               (b) Except for routine state licensure and Governmental Program participation and certification surveys, and except as identified elsewhere in this Section 3.19, and except as would not have or be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any Company Subsidiary nor any Hospice currently is subject to or has received written notice of any program integrity review or any other investigation conducted by any Governmental Authority in connection with any Governmental Programs.
          Section 3.20. HIPAA and HITECH Act Compliance.
               (a) The Company, each Company Subsidiary and each Hospice are in material compliance with the applicable privacy, security, transaction standards, breach notification, and other provisions and requirements of HIPAA, the HITECH Act and any comparable state Laws, in effect as of the date hereof. The Company, each Company Subsidiary and each Hospice have established and implemented such policies, programs, procedures, contracts and systems as are necessary to comply with HIPAA and the HITECH Act as in effect as of the date hereof except as would not have or be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.
               (b) As of the date hereof, neither the Company nor any Company Subsidiary nor any Hospice has received any written communication from any Governmental Authority that alleges that the Company, any Company Subsidiary or any Hospice is not in material compliance with the HIPAA Privacy and Security Standards or the HITECH Act.
               (c) As of the date hereof, to the knowledge of the Company, (i) except as would not have or be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, no Breach has occurred with respect to any unsecured Protected Health Information maintained by or for the Company, Company Subsidiaries or Hospices that is subject to the notification requirements of 45 C.F.R. Part 164, Subpart D, and (ii) no information security or privacy breach event has occurred that would require notification under any comparable state Laws. For the purposes of this Section 3.20, “Breach” means a breach of unsecured Protected Health Information as defined in 45 C.F.R. §164. 402, and “Protected

Health Information” means individually identifiable health information defined as “protected health information” under 45 C.F.R. §160.103.
          Section 3.21. Information in the Proxy Statement. The Proxy Statement (and any amendment thereof or supplement thereto), at the date mailed or otherwise provided to the Company Stockholders and at the time of the Special Meeting, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to statements made therein based on information supplied by Parent or Merger Sub for inclusion in the Proxy Statement. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.
          Section 3.22. Opinion of Financial Advisor. The Company Board of Directors has received the opinion of Goldman, Sachs & Co. (the “Company Financial Advisor”), to the effect that, as of the date of the opinion and subject to the factors and assumptions set forth in such opinion, the $27.00 per Share to be paid to the holders of the Shares (other than Parent and its affiliates) pursuant to this Agreement is fair from a financial point of view to such holders, and such opinion has not been modified or withdrawn as of the date hereof.
          Section 3.23. Insurance. The Company maintains insurance coverage with reputable and financially sound insurers, or maintains self-insurance practices, in such amounts and covering such risks as the Company reasonably believes are in accordance with normal industry practice for companies engaged in businesses similar to that of the Company and the Company Subsidiaries. As of the date hereof, to the knowledge of the Company, all material insurance policies of the Company are in full force and effect, all premiums due and payable have been paid, and no written notice of cancellation or termination has been received with respect to any such policy.
          Section 3.24. Environmental Laws and Regulations. Except as set forth expressly in the Company SEC Documents (excluding any disclosures set forth in any section of a Company SEC Document entitled “Risk Factors” or “Forward-Looking Statements” or any other disclosures included in such document that are general cautionary, predicative or forward-looking in nature), to the Company’s knowledge, except as would not have or be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and the Company Subsidiaries have not generated, used, treated or stored on, transported to or from or Released or disposed of Hazardous Materials on any Company Property in any manner that could reasonably be expected to give rise to a remedial obligation or corrective action required under Environmental Laws, (ii) the Company and each of the Company Subsidiaries are in compliance with all applicable Environmental Laws and the requirements of any permits issued under such Environmental Laws, (iii) there are no past, pending or threatened Environmental Claims against the Company or any of the Company Subsidiaries, and (iv) there are no facts or circumstances, conditions or occurrences regarding the business, assets or operations of the Company that could reasonably be anticipated to form the basis of an Environmental Claim against the Company or any of the Company Subsidiaries.

          Section 3.25. Brokers; Expenses.
               (a) No broker, investment banker, financial advisor or other Person, other than the Company Financial Advisor, the fees and expenses of which will be paid by the Company, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger based upon arrangements made by or on behalf of Company.
               (b) True and correct copies of all agreements between the Company and the Company Financial Advisor concerning this Agreement and the Transactions, including any fee arrangements, have been previously provided to Parent.
          Section 3.26. Rights Agreement. The Company has taken all actions necessary to (a) provide that (i) none of Parent, Merger Sub or any other Subsidiary of Parent is an “Acquiring Person” (as defined in the Rights Agreement) pursuant to the Rights Agreement, (ii) neither a “Distribution Date” nor a “Shares Acquisition Date” (as such terms are defined in the Rights Agreement) shall be deemed to occur and (iii) the rights to purchase Series A Junior Participating Preferred Stock of the Company issued under the Rights Agreement (the “Company Rights”) do not become exercisable, in the case of clauses (i), (ii) and (iii), in connection with this Agreement and the Transactions, and (b) provide that the “Final Expiration Date” (as defined in the Rights Agreement) shall occur immediately prior to the Effective Time.
          Section 3.27. Takeover Statutes. Assuming the accuracy of the representations in Section 4.12, the Company has taken all such actions as are necessary such that the restrictions on “business combinations” between the Company and an “interested stockholder” (as such terms are defined in Section 203 of the DGCL (“Section 203”)) set forth in Section 203 do not apply to this Agreement, the Merger or the other Transactions. No other “fair price,” “business combination” or “control share acquisition” state takeover statute or other similar statute or regulation applies to this Agreement, the Merger or the other Transactions.
          Section 3.28. Voting Requirements. The affirmative vote of holders of a majority of the issued and outstanding Shares at the Special Meeting (the “Company Stockholder Approval”) is the only vote of the holders of any class or series of capital stock of the Company necessary to adopt this Agreement and approve the Merger.
          Section 3.29. Interested Party Transactions. Since the Balance Sheet Date to the date hereof, no event has occurred that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K, except as disclosed in the Company SEC Documents.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES
OF PARENT AND MERGER SUB
     Except as set forth in the corresponding section of Parent’s and Merger Sub’s disclosure schedule (and subject to Section 9.7(b)) delivered to the Company upon execution of this Agreement (the “Parent Disclosure Schedule” and, together with the Company Disclosure

Schedule, the “Disclosure Schedules”), Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:
          Section 4.1. Organization. Each of Parent and Merger Sub is a corporation or other legal entity duly organized, validly existing and in good standing (with respect to jurisdictions which recognize such concept) under the Laws of the jurisdiction in which it is organized and has the requisite corporate or other power, as the case may be, and authority to carry on its business as now being conducted, except, for those jurisdictions where the failure to be so organized, existing or in good standing, individually or in the aggregate, would not impair in any material respect the ability of each of Parent and Merger Sub, as the case may be, to perform its obligations under this Agreement or prevent or materially delay the consummation of the Transactions. The certificate of incorporation, bylaws or equivalent organizational or governing documents of each of Parent and Merger Sub, as previously provided to the Company or filed with the SEC, are in full force and effect and have not been amended or modified. Neither Parent nor Merger Sub is in material violation of any provision of its certificate of incorporation, bylaws or equivalent organizational or governing documents.
          Section 4.2. Authorization; Validity of Agreement; Necessary Action. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the Transactions. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation of the Transactions have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub and will be adopted by the sole stockholder of Merger Sub. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due and valid authorization, execution and delivery hereof by the Company, is the valid and binding obligation of each of Parent and Merger Sub enforceable against each of them in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.
          Section 4.3. Consents and Approvals; No Violations. None of the execution, delivery or performance of this Agreement by Parent and Merger Sub, the consummation by Parent and Merger Sub of the Transactions or compliance by Parent or Merger Sub with any of the provisions of this Agreement will (i) conflict with or result in any breach of any provision of the organizational documents of Parent or Merger Sub, (ii) require any filing by Parent or Merger Sub with, or the permit, authorization, consent or approval of, any Governmental Authority (except for (A) compliance with any applicable requirements of the Exchange Act or state securities, takeover and “blue sky laws,” (B) compliance with any applicable Nasdaq Marketplace Rules, (C) any filings as may be required under the DGCL in connection with the Merger, (D) filings, permits, authorizations, consents and approvals as may be required under the HSR Act or (E) the filing with the SEC of the Proxy Statement or (iii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Parent or Merger Sub, any of their Subsidiaries, or any of their properties or assets, except in the case of clauses (ii) or (iii), such violations, breaches or defaults which would not, individually or in the aggregate, impair in any material respect the ability of each Parent or Merger Sub to perform its obligations under this Agreement, as the case may be, or prevent the consummation of the Transactions.

          Section 4.4. Litigation. There is no Legal Proceeding pending against (or, to the knowledge of Parent, threatened against or naming as a party thereto) Parent, Merger Sub or any of their respective Subsidiaries, nor, to the knowledge of Parent, is there any investigation pending or threatened against Parent, Merger Sub or any of their respective Subsidiaries, and none of Parent or any of their respective Subsidiaries is subject to any outstanding order, writ, injunction or decree, in each case, which would, individually or in the aggregate, impair in any material respect the ability of each of Parent and Merger Sub to perform its obligations under this Agreement, as the case may be, or prevent the consummation of any of the Transactions.
          Section 4.5. Information in the Proxy Statement. The information supplied by Parent or Merger Sub in writing expressly for inclusion or incorporation by reference in the Proxy Statement (or any amendment thereof or supplement thereto) will not, at the date mailed to the Company Stockholders or at the time of any meeting of the Company Stockholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading.
          Section 4.6. Financing. Parent has delivered to the Company a true and complete fully executed copy of the commitment letter, dated as of May 23, 2010 among Parent, Merger Sub, Bank of America, N.A., Banc of America Bridge LLC, Banc of America Securities LLC, Barclays Bank PLC, Barclays Capital, the investment banking division of Barclays Bank PLC, General Electric Capital Corporation, GE Capital Markets, Inc., SunTrust Bank and Sun Trust Robinson Humphrey, Inc., including all exhibits, schedules, annexes and amendments to such letter in effect as of the date hereof and excerpts of those portions of the fee letter and engagement letter associated therewith that contain any conditions to funding or “flex” provisions or other substantive provisions (excluding only those provisions related solely to fees and economic terms agreed to by the parties) regarding the terms and conditions of the financing to be provided thereby (together, the “Commitment Letter”), pursuant to which, subject to the terms and conditions thereof, the Financing Sources have severally agreed to lend the respective amounts set forth therein (the provision of such funds as set forth therein, the “Financing”) for the purposes set forth in such Commitment Letter. Parent has fully paid any and all commitment fees or other fees required by such Commitment Letter to be paid by the date hereof. The Commitment Letter (i) has not been amended, restated or otherwise modified or waived prior to the date hereof, (ii) is valid and in full force and effect, subject to applicable bankruptcy, insolvency or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally and provided that the remedy of specific performance and injunctive and other forms of equitable relief may be limited by equitable defenses and the discretion of the court before which any proceeding therefor may be brought, (iii) does not contain any material misstatement by Parent or Merger Sub, and (iv) the respective commitments contained in the Commitment Letter have not been withdrawn, modified or rescinded in any respect prior to the date hereof. There are no conditions precedent or other contingencies related to the funding of the full amount of the Financing, other than as set forth in or contemplated by the Commitment Letter. Subject to the terms and conditions of the Commitment Letter, assuming the accuracy of the Company’s representations and warranties in Section 3.2(a) and Section 3.2(b) and assuming compliance by the Company with its covenants contained in Section 5.1, the net proceeds contemplated from the Financing, together with other financial resources of Parent and Merger Sub including cash on hand and marketable securities of Parent and Merger Sub on the Closing Date, will, in the aggregate, be sufficient for the payment of the Required Amounts, including any amounts required to be paid by Merger Sub pursuant to Article I and Article II and also Parent’s and Merger Sub’s fees and expenses incurred in connection with the Transactions. As of the date hereof, to Parent’s knowledge, no event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of Parent under the Commitment Letter. As of the date hereof, neither Parent nor Merger Sub has any reason to believe that any of the conditions to the Financing will not be satisfied or that the Financing will not be available to Parent and Merger Sub on the Closing Date.
          Section 4.7. Capitalization and Operation of Merger Sub. The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.001 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent. Merger Sub has been formed solely for the purpose of engaging in the Transactions and prior to the Effective Time will have engaged in no other business activities and will have incurred no liabilities or obligations other than as contemplated hereby.
          Section 4.8. No Vote of Parent Stockholders; Required Approval. No vote or consent of the holders of any class or series of capital stock of Parent or the holders of any other securities of Parent (equity or otherwise) is necessary to adopt this Agreement, or to approve the Merger or the other Transactions. The vote or consent of Parent as the sole stockholder of Merger Sub is the only vote or consent of the holders of any class or series of capital stock of Merger Sub necessary to approve the Merger and adopt this Agreement, which consent shall be given immediately following the execution of this Agreement.
          Section 4.9. Solvency; Surviving Corporation. Neither Parent nor Merger Sub is entering into the Transactions with the actual intent to hinder, delay or defraud either present or future creditors. Assuming that the representations and warranties of the Company contained in this Agreement are true and correct in all material respects, and after giving effect to the Merger and the other Transactions, at and immediately after the Effective Time, the Surviving Corporation (i) will be solvent (in that both the fair value of its assets will not be less than the sum of its debts and that the present fair saleable value of its assets will not be less than the amount required to pay its probable liability on its recourse debts as they become absolute and matured), (ii) will have adequate capital and liquidity with which to engage in its business, and (iii) will not have incurred and does not plan to incur debts beyond its ability to pay as they become absolute and matured.
          Section 4.10. Parent SEC Documents; and Financial Statements.
               (a) Parent has filed with the SEC all forms, reports, schedules, statements and other documents required by it to be filed under the Exchange Act or the Securities Act (such documents and any other documents filed by Parent and each Parent Subsidiary with the SEC, as have been amended since the time of their filing, collectively, the “Parent SEC Documents”) since December 31, 2007. As of their respective dates, the Parent SEC Documents (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, and (ii)

complied as to form in all material respects with the applicable requirements of the Exchange Act or the Securities Act, as the case may be, the Sarbanes-Oxley Act and the applicable rules and regulations of the SEC thereunder. None of the Parent Subsidiaries is currently required to file any forms, reports or other documents with the SEC. As of the date hereof, Parent does not have any unresolved comments from the SEC with respect to the Parent SEC Documents. Each of the audited consolidated financial statements and unaudited consolidated interim financial statements of Parent and its consolidated Subsidiaries included in the Parent SEC Documents, as amended or supplemented prior to the date hereof (collectively, together with all notes and schedules thereto, the “Parent Financial Statements”), was prepared in accordance GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and subject, in the case of unaudited consolidated interim financial statements, to normal year-end audit adjustments and the absence of notes not required by GAAP) and applicable SEC rules and regulations, and fairly present in all material respects in accordance with GAAP the consolidated financial position and the consolidated results of operations and cash flows of Parent and its consolidated Subsidiaries as of the times and for the periods referred to therein (subject, in the case of unaudited (consolidated) interim Financial Statements to normal year end adjustments).
               (b) Without limiting the generality of Section 4.10(a), as of the date hereof, (i) PricewaterhouseCoopers LLP has not resigned or been dismissed as the independent public accountant of Parent as a result of or in connection with any disagreement with Parent on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, (ii) no executive officer of Parent has failed in any respect to make, without qualification, the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act with respect to the Parent SEC Documents and (iii) to the knowledge of Parent, no enforcement action has been initiated or threatened Parent by the SEC relating to disclosures contained in any Parent SEC Document.
               (c) Parent is in compliance in all material respects with all applicable provisions of the listing and corporate governance requirements of the Nasdaq Marketplace Rules.
          Section 4.11. Certain Arrangements. As of the date hereof, there are no contracts, undertakings, commitments, agreements, obligations or understandings, whether written or oral, between Parent or Merger Sub or any of their affiliates, on the one hand, and any member of the Company’s management or the Company Board of Directors, on the other hand, relating in any way to the Company, the Transactions or to the operations of the Company after the Effective Time.
          Section 4.12. Ownership of Shares. As of the date hereof, none of Parent, Merger Sub or any of their respective “affiliates” or “associates” “owns” (as such terms are defined in Section 203) any Shares. Each of Parent and Merger Sub is not, and at no time during the last three (3) years has been, an “interested stockholder” of the Company as defined in Section 203.

ARTICLE V
CONDUCT OF BUSINESS PENDING THE MERGER
          Section 5.1. Interim Operations of the Company; Interim Operations of the Parent and Merger Sub. Except as (a) expressly set forth in Section 5.1 of the Company Disclosure Schedule, (b) required by applicable Laws, (c) expressly required pursuant to this Agreement or (d) as agreed in writing by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), from the date hereof until the earlier of (A) the valid termination of this Agreement in accordance with Section 8.1 and (B) the Effective Time, the Company shall, and shall cause the Company Subsidiaries to, (i) conduct their businesses in all material respects in the ordinary course consistent with past practice, (ii) use commercially reasonable efforts to preserve intact their present business organizations, consistent with past practice, (iii) use commercially reasonable efforts to maintain satisfactory relations with and keep available the services of their current officers and other key employees, consistent with past practice, (iv) maintain in effect all material foreign, federal, state and local licenses, approvals and authorizations, including all material licenses and permits that are required for the Company or any Company Subsidiary to carry on its business as currently conducted, (v) use commercially reasonable efforts to preserve existing relationships with material customers, lenders, suppliers, distributors, referral sources and others having material business relationships with the Company and the Company Subsidiaries, consistent with past practice, and (vi) use commercially reasonable efforts to comply in all material respects with applicable Laws, consistent with past practice and policies. Without limiting the generality of the foregoing, except as expressly set forth in Section 5.1 of the Company Disclosure Schedule, as expressly required pursuant to this Agreement or as agreed in writing by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), from the date hereof until the earlier of (x) the valid termination of this Agreement in accordance with Section 8.1 hereof and (y) the Effective Time, the Company shall not, nor shall it permit any Company Subsidiary or Hospice to, directly or indirectly:
               (a) amend the Company Governing Documents or equivalent documents of any Company Subsidiary or amend the terms of any outstanding security of the Company or any Company Subsidiary;
               (b) split, combine, subdivide or reclassify any shares of capital stock of the Company or any Company Subsidiary;
               (c) declare, set aside or pay any dividend or other distribution payable in cash, stock or property (or any combination thereof) with respect to its capital stock, except that a wholly-owned Company Subsidiary may declare, set aside and pay dividends or distribution to the Company or another wholly-owned Company Subsidiary;
               (d) redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any Equity Interests, except for acquisitions of Equity Interests in accordance with the Company Stock Plans and the agreements underlying awards of Equity Interests pursuant to such Company Stock Plans;

               (e) issue, sell, pledge, deliver, transfer, dispose of or encumber any shares of, or securities convertible into or exchangeable for, or grant any Company Stock Rights, Restricted Stock or warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of any class, or grant to any Person any right the value of which is based on the value of Shares or other capital stock, other than (i) the issuance of shares of Common Stock pursuant to the exercise or settlement of stock options, warrants or other rights therefor outstanding as of the date hereof and (ii) the issuance or grant of Company Stock Rights or Restricted Stock under the Company Stock Plans to employees of the Company who are employed as of the date hereof or hired after the date of the date hereof in the ordinary course of business consistent with past practice and with a per share exercise price (if applicable) of no less than the then-current market price of a share of Common Stock and otherwise on terms and conditions that are consistent with the Company’s past practice in respect of the issuance and grant thereof;
               (f) acquire (whether pursuant to merger, stock or asset purchase or otherwise) in one transaction or any series of related transactions, except in the ordinary course of business consistent with past practice, (i) any assets or (ii) any equity interests in any Person or any business or division of any Person or all or substantially all of the assets of any Person (or business or division thereof), in the case of the foregoing clauses (i) and (ii), for cash consideration in excess of $5,000,000 in the aggregate, except, in the case of either clause (i) or (ii), to the extent (A) otherwise obligated pursuant to any agreement as of the date hereof, a copy of which has previously been made available to Parent, or (B) solely among or between the Company and wholly-owned Company Subsidiaries;
               (g) transfer, lease, license, sell, mortgage, pledge, dispose of, or encumber any of its assets, other than (i) sales in the ordinary course of business consistent with past practice, (ii) dispositions of equipment and property no longer used in the operation of the business, (iii) dispositions of assets related to discontinued operations as reflected in Company SEC Documents filed prior to the date hereof and (iv) assets with a fair market value of less than $10 million in the aggregate;
               (h) (i) (A) incur or assume any long-term or short-term indebtedness except (1) for borrowings under the Company’s current credit facilities in the ordinary course of business consistent with past practice, (2) for the acquisition or assumption of indebtedness in connection with acquisitions permitted pursuant to Section 5.1(f), or (3) that the Company and the Company Subsidiaries may take any of the foregoing actions in respect of indebtedness owing by any wholly owned Company Subsidiary to the Company or another wholly owned Company Subsidiary, or (B) make any material modification or amendment to the terms thereof, (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person (other than the Company or a Company Subsidiary), or (iii) make any loans, advances or capital contributions to, or investments in, any other Person other than loans, advances or capital contributions to, or investments in, (a) wholly owned Company Subsidiaries, (b) loans, advances, capital contributions or investments not in excess of $2,500,000, and (c) expense advances to employees of the Company or any Company Subsidiary in the ordinary course of business consistent with past practice;

               (i) except to the extent required under any Benefit Plan or as required by applicable Laws, (i) increase the compensation or fringe benefits of any of its directors, officers or employees (except for increases made in the ordinary course of business), (ii) grant any severance or termination pay not provided for under any Benefit Plan, or (iii) enter into any employment, consulting or severance agreement or arrangement with any of its present or former directors, officers or other employees, except for at will offers of employment in the ordinary course of business, or establish, adopt, enter into or amend in any material respect or terminate any Benefit Plan;
               (j) hire or terminate (other than for cause) any employee who is, or would upon hire, be classified as a member of Key Personnel without consulting with Parent prior to such hire or termination (it being understood that consent of Parent is not required for such hire or termination);
               (k) except as publicly announced prior to the date hereof, effect or permit a “plant closing” or “mass layoff” as those terms are defined in the Workers Adjustment and Retraining Notification Act without complying with the notice requirements and all other provisions of such act;
               (l) incur any capital expenditures or any obligations or liabilities in respect thereof in excess of $5,000,000, in the aggregate, except those contemplated in the current capital expenditures budgets for the Company and the Company Subsidiaries;
               (m) enter into any agreement or arrangement that materially limits or otherwise materially restricts the Company, any Company Subsidiary or any of their present or future affiliates or any successor thereto from engaging or competing in any line of business or in any location;
               (n) enter into, amend, modify or terminate any Company Material Contract or Material Company Lease or otherwise waive, release or assign any material rights, claims or benefits thereunder; provided, however, that nothing herein will prevent the Company from entering into, amending, modifying or terminating contracts in the ordinary course of business consistent with past practice;
               (o) settle, pay, discharge or propose to settle, pay or discharge, any litigation, investigation, arbitration, proceeding or other claim, liability or obligation (whether absolute, accrued, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice, of such claims, liabilities or obligations (i) expressly disclosed or reserved against in the most recent Financial Statements in amounts no greater than the amount reserved with respect to the relevant liability therein or (ii) that involve only the payment of monetary damages not in excess of $10 million in the aggregate (it being agreed that the amounts paid in respect of any settlement, payment or discharge effected pursuant to clause (i) shall not be applied toward the monetary threshold set forth in clause (ii)) or the imposition of nonmaterial equitable relief on the business and operations of the Company or any of its Subsidiaries, or (iii) that are immaterial to the Company and the Company Subsidiaries, taken as a whole, and in respect of which no liability or reserve in respect thereof has been reflected or accrued on the most recent Financial Statements;

               (p) change any of the accounting methods used by it materially affecting its assets, liabilities or business, except for such changes that are required by GAAP or Regulation S-X promulgated under the Exchange Act or as otherwise specifically disclosed in the Company SEC Documents;
               (q) revalue in any material respect any of its assets, including writing down the value of inventory or writing down notes or accounts receivable, other than in the ordinary course of business consistent with past practice or as required by GAAP;
               (r) other than as required by applicable Laws, make or change any material Tax election or change an annual accounting period, file any amendment to a material Tax Return, enter into any closing agreement, settle or consent to any material Tax Claim, take any affirmative action to surrender any right to claim a refund of material Taxes, or consent to any extension or waiver of the limitation period applicable to any material Tax Claim;
               (s) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any Company Subsidiary (other than the Merger); or
               (t) agree, authorize or commit to do any of the foregoing.
     Notwithstanding anything set forth in this Agreement, nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the operations of the Company or any Company Subsidiaries prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, control and supervision over its and the Company Subsidiaries’ business operations.
     Each of Parent and Merger Sub agrees that, between the date hereof and the Effective Time, it shall not, directly or indirectly, take any action that would have, or would reasonably be expected to result in, individually or in the aggregate, any event, change, effect or occurrence that would reasonably be expected to prevent, materially delay or materially impede the consummation of the Merger or the other Transactions.
          Section 5.2. Solicitation; Unsolicited Proposals.
               (a) Notwithstanding any provision in this Agreement to the contrary, during the period beginning on the date hereof and continuing until 11:59 p.m. Central Time, on the date that is thirty (30) days after the date hereof (the “Go-Shop Period Termination Date”), the Company and its Representatives shall have the right, under the direction of the Company Board of Directors or any committee thereof, to directly or indirectly: (i) initiate, solicit and encourage the submission of Acquisition Proposals from one or more Persons, including by way of contacting third parties or public disclosure, and providing access to non-public information pursuant to (but only pursuant to) an Acceptable Confidentiality Agreement with any such Person; provided, that the Company shall promptly (and in any event within twenty-four (24) hours) provide to Parent any material non-public information concerning the Company or any of its Subsidiaries that is provided to any such Person or its Representatives given such access that was not previously provided to Parent; and (ii) enter into, participate in and maintain discussions or negotiations regarding, and take any other action to facilitate any inquiries or the making of any proposal that constitutes, or would be reasonably likely to lead to, an Acquisition Proposal.
               (b) Subject to Section 5.2(c), Section 5.3(b) and Section 5.3(c) and except as permitted by this Section 5.2, from and after the Go-Shop Period Termination Date until the earlier to occur of the Effective Time or the termination of this Agreement pursuant to Section 8.1,
          (i) the Company shall not, nor shall the Company permit any of the Company Subsidiaries to, nor shall the Company authorize or knowingly permit any of its Representatives or any Company Subsidiary’s Representatives to, and the Company shall not publicly propose to, directly or indirectly (other than with respect to Parent and Merger Sub), (A) solicit, initiate, knowingly facilitate or knowingly encourage (provided that supplying non-public information in the ordinary course of business shall not be prohibited) any inquiries, proposals or offers that constitute, or that would reasonably be expected to lead to, an Acquisition Proposal, (B) knowingly engage in, continue or otherwise participate in any discussions or negotiations with any Person (or “group” (as defined in Section 13(d) of the Exchange Act) of Persons), other than Parent and its Subsidiaries and Representatives (any such Person and its Representatives (excluding the Company’s and Parent’s Representatives in their capacity as such), a “Third Party”), regarding, or furnish to any Third Party information in connection with or for the purpose of encouraging or facilitating, an Acquisition Proposal, or (C) enter into any letter of intent, agreement, contract, commitment or agreement in principle with respect to an Acquisition Proposal or enter into any agreement, contract or commitment requiring the Company to abandon, terminate or fail to consummate the Transactions; and
          (ii) the Company shall, and shall cause the Company Subsidiaries to, and shall direct the Company’s and its Subsidiaries’ Representatives to, immediately cease and terminate any existing solicitation, encouragement, discussion or negotiation with any Third Party heretofore conducted by the Company, the Company Subsidiaries or their respective Representatives with respect to an Acquisition Proposal, and the Company shall request that all non-public information previously provided by or on behalf of the Company or any of its Subsidiaries to any such Third Party be returned or destroyed in accordance with the applicable Acceptable Confidentiality Agreement;
provided, however, that notwithstanding anything to the contrary herein, following the Go-Shop Period Termination Date until the earlier to occur of the Company Stockholder Approval or the termination of this Agreement pursuant to Section 8.1, the Company and its Representatives may continue to engage in the activities described in Section 5.2(a) and not request the return or destruction of non-public information from any Excluded Party.
               (c) Notwithstanding anything to the contrary contained herein, if at any time from and after the Go-Shop Period Termination Date and prior to the Company Stockholder Approval, (i) the Company receives a written Acquisition Proposal from a Third Party made after the Go-Shop Period Termination Date, (ii) such Acquisition Proposal did not result from a material breach of Section 5.2, (iii) the Company Board of Directors or any committee thereof determines in good faith, after consultation with the Company Financial

Advisor or another independent financial advisor of nationally recognized reputation and outside legal counsel, that such Acquisition Proposal constitutes, or would be reasonably likely to lead to, a Superior Proposal, and (iv) the Company Board of Directors or any committee thereof determines in good faith, after consultation with the Company Financial Advisor or another independent financial advisor of nationally recognized reputation and outside legal counsel, that the failure to take the actions referred to in the following clause (A) or (B) would be reasonably likely to be inconsistent with its fiduciary duties to the Company Stockholders under applicable Laws, then the Company may (A) furnish information and data with respect to the Company and the Company Subsidiaries to the Third Party making such Acquisition Proposal, and (B) enter into, maintain and participate in discussions or negotiations with the Third Party making such Acquisition Proposal regarding such Acquisition Proposal or otherwise cooperate with or assist or participate in, or facilitate, any such discussions or negotiations; provided that the Company (x) will not, and will not allow the Company Subsidiaries or its or their Representatives to, furnish any non-public information except pursuant to an Acceptable Confidentiality Agreement, and (y) will promptly provide to Parent any material non-public information concerning the Company or the Company Subsidiaries provided to such Third Party and which was not previously provided to Parent. Notwithstanding anything to the contrary contained in this Agreement, (1) the Company shall be permitted to take the actions described in the foregoing clauses (A) and (B) with respect to any Excluded Party, and (2) the Company and its Representatives may (x) following the receipt of an Acquisition Proposal from a Third Party, contact such Third Party in order to clarify and understand the terms and conditions of an Acquisition Proposal made by such Third Party so as to determine whether such Acquisition Proposal constitutes or would be reasonably likely to lead to a Superior Proposal or (y) direct any Persons to this Agreement.
               (d) From and after the execution of this Agreement by all parties hereto, the Company shall as promptly as practicable (and in any event within twenty-four (24) hours) notify and advise Parent of any Acquisition Proposal, which notification shall include (i) a copy of the applicable written Acquisition Proposal (or, if oral, the material terms and conditions of such Acquisition Proposal) and (ii) the identity of the Third Party making such Acquisition Proposal. The Company shall thereafter keep Parent reasonably informed on a reasonably current basis of the status of any material developments, discussions or negotiations regarding any such Acquisition Proposal, and the material terms and conditions thereof (including any change in price, structure or form of consideration), including by providing a copy of material documentation or correspondence relating thereto that is exchanged between the Third Party (or its Representatives) making such Acquisition Proposal and the Company (or its Representatives) within twenty-four (24) hours after the exchange thereof.
               (e) Subject to the last sentence of this Section 5.2(d), (i) the Company agrees not to release or permit the release of any Person from, or to waive or permit the waiver or termination of any provision of, any confidentiality, “standstill” or similar agreement to which any of the Company or any Company Subsidiary is a party and (ii) the Company will use its reasonable best efforts to enforce or cause to be enforced to the fullest extent permitted by Law each such agreement at the request of Parent. Notwithstanding anything to the contrary contained in this Section 5.2 or Section 5.3, nothing in this Agreement shall prohibit the Company from rendering inapplicable, exempting or taking any action to render inapplicable or exempt any Third Party from any standstill agreement or similar arrangement to permit such Third Party to make an Acquisition Proposal.
               (f) Each of Parent and Merger Sub agrees that neither it nor any of their respective Subsidiaries or other affiliates shall, and that each shall use its reasonable best efforts to cause its and their respective Representatives not to, intentionally enter into, or seek to enter into any agreement, arrangement or understanding with a potential bidding Third Party (or any financing sources or Representatives of such Third Party) that has the purpose or effect of interfering with the Company’s ability to seek and obtain a Superior Proposal from such Third Party (including interfering with the ability of the Company to hold discussions and negotiations with such Third Party in connection therewith) in accordance with the rights of the Company under this Agreement; provided, however, that this Section 5.2(f) shall not prevent Parent and Merger Sub from exercising their rights under this Agreement.
          Section 5.3. Board Recommendation.
               (a) Subject to Section 5.3(b) and Section 5.3(c), neither the Company Board of Directors nor any committee thereof shall (i) withdraw, qualify, modify, change or amend in any manner adverse to the Transactions, Parent or Merger Sub, or publicly propose to withdraw, qualify, modify, change or amend in any manner adverse to the Transactions, Parent or Merger Sub, the Company Recommendation, (ii) adopt or recommend an Acquisition Proposal (it being understood that taking a neutral position or no position (other than in a communication made in compliance with Rule 14d-9(f) under the Exchange Act or a similar “stop, look and listen” communication) with respect to any Acquisition Proposal shall be considered a violation of this clause (ii)), (iii) fail to make or reaffirm the Company Recommendation, (iv) approve or recommend, or publicly propose to approve or recommend, or cause or permit the Company or any Company Subsidiary to execute or enter into any agreement (other than an Acceptable Confidentiality Agreement pursuant to Section 5.2)), arrangement or understanding, including any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement with respect to an Acquisition Proposal (an “Alternative Acquisition Agreement”), or (v) resolve or publicly propose to take any action described in the foregoing clauses (i) through (iv) (each of the foregoing actions described in clauses (i) through (v) being referred to as a “Company Change in Recommendation”).
               (b) Notwithstanding anything in this Agreement to the contrary, including the foregoing Section 5.3(a), at any time prior to the Company Stockholder Approval (and subject to compliance with Section 6.9), the Company Board of Directors or any committee thereof may, if the Company Board of Directors or any committee thereof determines in good faith (after consultation with the Company Financial Advisor or another financial advisor of nationally recognized reputation and outside legal counsel), that the failure to do so would be reasonably likely to be inconsistent with the directors’ fiduciary duties to the Company Stockholders under applicable Laws, (i) make a Company Change in Recommendation in response to either (x) a Superior Proposal received after the date hereof and that does not result from a material breach of Section 5.2 or (y) any fact, event, change, development or circumstances not known by the Company Board of Directors as of the date hereof and not relating to any Acquisition Proposal (such fact, event, change, development or circumstance, an

“Intervening Event”) or (ii) cause the Company to terminate this Agreement pursuant to Section 8.1(d) in response to a Superior Proposal received after the date hereof; provided, however, that, in the case of a Superior Proposal, (A) no Company Change in Recommendation pursuant to this Section 5.3(b) may be made and (B) no termination of this Agreement pursuant to Section 8.1(d) may be made, in either case (1) until after the fifth (5th) business day following Parent’s receipt of written notice from the Company advising Parent that the Company Board of Directors or any committee thereof intends to make a Company Change in Recommendation or terminate this Agreement pursuant to Section 8.1(d) (a “Notice of Superior Proposal”) and specifying the reasons therefor, including, if applicable, the material terms and conditions of, and the identity of the Third Party making, such Superior Proposal, and a copy of any Alternative Acquisition Agreement and any other relevant transaction documents (it being understood and agreed that any amendment to the financial terms or any other material term of such Superior Proposal shall require a new Notice of Superior Proposal and an additional three (3) business day period and compliance with this Section 5.3(b) with respect to such new notice), (2) unless during such five (5) business day period (or any additional three (3) business day period), the Company shall, and shall cause its Representatives to, to the extent requested by Parent, negotiate with Parent in good faith to make such adjustments to the terms and conditions of this Agreement as would enable the Company Board of Directors or any committee thereof to proceed with making the Company Recommendation and not make such a Company Change in Recommendation or terminate this Agreement, and (3) unless, prior to the expiration of such five (5) business day period (or any additional three (3) business day period), Parent does not make a proposal to adjust the terms and conditions of this Agreement that the Company Board of Directors or any committee thereof determines in good faith (after consultation with the Company Financial Advisor or another financial advisor of nationally recognized reputation and outside legal counsel) to be at least as favorable as the Superior Proposal; provided further, however, that, in the case of an Intervening Event, no Company Change in Recommendation pursuant to this Section 5.3(b) may be made (A) until after the fifth (5th) business day following Parent’s receipt of written notice from the Company advising Parent that the Company Board of Directors or any committee thereof intends to take such action and specifying the facts underlying the Company Board of Directors’ (or any committee thereof) determination that an Intervening Event has occurred, and the reason for the Company Change in Recommendation, in reasonable detail, (B) unless during such five (5) business period, the Company shall, and shall cause its Representatives to, to the extent requested by Parent, negotiate with Parent in good faith to enable Parent to amend this Agreement in such a manner that obviates the need for a Company Change in Recommendation, and (C) unless, by the expiration of such five (5) business day period, the Company Board of Directors or any committee thereof determines in good faith, taking into consideration any amendments to this Agreement proposed by Parent (after consultation with the Company Financial Advisor or another financial advisor of nationally recognized reputation and outside legal counsel), that the failure to effect a Company Change in Recommendation would be inconsistent with the directors’ fiduciary duties to the Company Stockholders under applicable Laws.
               (c) Nothing contained in Section 5.2 or this Section 5.3 or elsewhere in this Agreement shall prohibit the Company from (i) taking and disclosing a position contemplated by Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (ii) making any disclosure to the Company Stockholders if, in the good faith judgment of the Company Board of Directors or any committee thereof, after consultation with outside legal counsel, the failure to do so would be inconsistent with the Company Board of Directors’ fiduciary duties to the Company Stockholders under applicable Laws or any disclosure requirements under applicable Laws; provided, however, that any disclosure that constitutes a stop, look and listen communication or similar communication of the type contemplated by Section 14d-9(f) promulgated under the Exchange Act or similar communication to the Company Stockholders, shall not constitute a Company Change in Recommendation or an approval or recommendation with respect to any Acquisition Proposal.
          Section 5.4. Notification. The Company agrees that it will promptly inform its and the Company Subsidiaries’ respective Representatives of the obligations undertaken in this Article V.
ARTICLE VI
ADDITIONAL AGREEMENTS
          Section 6.1. Proxy Statement; Stockholders’ Meeting.
               (a) As soon as reasonably practicable following the date of this Agreement, the Company shall prepare and file a proxy statement for the Special Meeting (together with any amendments thereof or supplements thereto and any other required proxy materials, the “Proxy Statement”) seeking stockholder approval of the Merger and adoption of this Agreement; provided, that Parent, Merger Sub and their counsel shall be given a reasonable opportunity to review the Proxy Statement before it is filed with the SEC, and the Company shall give reasonable and good faith consideration to all additions, deletions or changes suggested thereto by Parent, Merger Sub and their counsel. Subject to Section 5.3, the Company shall include in the Proxy Statement the Company Recommendation. The Company shall use its reasonable best efforts to obtain and furnish the information required to be included by the SEC in the Proxy Statement, and Parent and Merger Sub shall cooperate with the Company in the preparation of the Proxy Statement and shall furnish all information concerning Parent and Merger Sub as is required to be included in the Proxy Statement.
               (b) The Company shall provide Parent and Merger Sub and their counsel with copies of any written comments, and shall inform them of any oral comments, that the Company or its Representatives may receive from time to time from the SEC or its staff with respect to the Proxy Statement promptly after the Company’s receipt of such comments, and any written or oral responses thereto. Parent, Merger Sub and their counsel shall be given a reasonable opportunity to review any such written responses, and the Company shall give reasonable and good faith consideration to all additions, deletions or changes suggested thereto by Parent, Merger Sub and their counsel. The Company shall, after consultation with Parent and Merger Sub, respond promptly to any comments made by the SEC with respect to the Proxy Statement. The Company, on the one hand, and Parent and Merger Sub, on the other hand, agree to promptly correct any information provided by it for use in the Proxy Statement if and to the extent that it shall have become false or misleading in any material respect or as otherwise required by applicable Laws, and the Company further agrees to take all steps necessary to cause the Proxy Statement, as so corrected (if applicable), to be filed with the SEC and, if any such correction is made following the mailing of the Proxy Statement as provided in Section 6.1(c)(ii), mailed to holders of Shares, in each case as and to the extent required by applicable federal securities Laws.
               (c) As promptly as reasonably practicable after the date of this Agreement, the Company will:
          (i) in accordance with applicable Laws and the Company Governing Documents, duly set a record date for, call, give notice of, convene and hold a special meeting of the Company Stockholders (including any adjournments and postponements thereof, the “Special Meeting”) for the purpose of considering and taking action upon this Agreement (with the record date and meeting date set in consultation with Merger Sub);
          (ii) cause the definitive Proxy Statement to be mailed to the Company Stockholders; and
          (iii) use its reasonable best efforts to solicit from the Company Stockholders proxies in favor of the adoption of this Agreement.
          Section 6.2. Additional Agreements. Subject to the terms and conditions hereof, the Company, Parent and Merger Sub shall use their reasonable best efforts to take, or cause to be taken, all actions or to do, or cause to be done, all things necessary, proper, or advisable under applicable Laws to achieve the satisfaction of the conditions set forth in Article VII, and to consummate and make effective the Merger and the other Transactions as promptly as practicable. The Company, Parent and Merger Sub shall use their reasonable best efforts to obtain in a timely manner all necessary waivers, consents and approvals and to effect all necessary registrations and filings, and to use their reasonable best efforts to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective as promptly as practicable the Transactions; provided, that nothing contained in this Section 6.2 shall require any party to waive or exercise any right hereunder which is waivable or exercisable in the sole discretion of such party. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of the Company, Parent and Merger Sub shall use their reasonable best efforts to take, or cause to be taken, all such necessary actions. This Section 6.2 shall not be applicable to the matters addressed by Section 6.5.
          Section 6.3. Notification of Certain Matters. The Company shall give prompt notice to Parent and Merger Sub, and Parent and Merger Sub shall give prompt notice to the Company, of (a) the occurrence or non-occurrence of any event whose occurrence or non-occurrence, as the case may be, would be likely to cause any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date hereof to the Effective Time and (b) any material failure of the Company, Merger Sub or Parent, as the case may be, or any officer, director, employee or agent thereof, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder that would reasonably be expected to result in any condition to the obligations of any party to effect the Merger and the other Transactions not to be satisfied; provided, however, that the delivery of any notice pursuant to this Section 6.3 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice or the representations or warranties of the parties or the conditions to the obligations of the parties hereto.
          Section 6.4. Access; Confidentiality.
               (a) Subject to compliance with applicable Laws, from the date hereof until the Effective Time, the Company shall, and shall cause the Company Subsidiaries to, (i) upon reasonable prior written notice, give Parent and Merger Sub, their officers and a reasonable number of their employees and their authorized representatives, reasonable access during normal business hours to the Company’s and the Company Subsidiaries’ officers, properties, offices, and other facilities and to the Company’s and the Company Subsidiaries’ books and records, and (ii) furnish Parent and Merger Sub with such financial and operating data and other information with respect to the business, properties and Company Agreements of the Company and the Company Subsidiaries as Parent and Merger Sub may from time to time reasonably request. Notwithstanding the foregoing, (x) the Company shall not be required to afford such access if it would cause a violation of any agreement to which the Company or the Company Subsidiaries is a party, would cause a loss of attorney/client privilege or trade secret protection to the Company or the Company Subsidiaries or would constitute a violation of any applicable Laws and (y) any such investigation or consultation shall be conducted in such a manner so as not to interfere unreasonably with the business or operations of the Company or any of the Company Subsidiaries or otherwise result in any significant interference with the prompt and timely discharge by such officers of their normal duties.
               (b) Subject to prior consultation with the Company and applicable antitrust Law, the Company shall provide Parent and its Representatives reasonable access during normal business hours upon prior notice, throughout the period prior to the earlier of the valid termination of this Agreement in accordance with Section 8.1 and the Effective Time, to the executive officers of the Company and its Subsidiaries and to information reasonably required for the purpose of transition planning and to enable Parent to make presentations to, and discuss with, certain employees of the Company and its Subsidiaries, as reasonably determined and agreed to by the Company and Parent, Parent’s plans and strategies for post-Closing operations subject to necessary antitrust safeguards. The Company shall have the right to have a representative present at all meetings between Parent and its Representatives and any employees of the Company and its Subsidiaries. Any such meetings will be conducted in such a manner as not to interfere unreasonably with the business or operations of the Company or its Subsidiaries or otherwise interfere, other than in any immaterial respect, with the prompt and timely discharge by such employees of the Company and its Subsidiaries of their normal duties.
               (c) The terms of the Confidentiality Agreement shall apply to any information provided to Parent or Merger Sub pursuant to Section 6.4(a).
               (d) In the event of the termination of this Agreement in accordance with Section 8.1, Parent and Merger Sub shall, and shall use their reasonable best efforts to cause their respective Representatives to, in accordance with the Confidentiality Agreement, return promptly every document furnished to them by the Company or any Representative of the Company in connection with the Merger and all copies thereof in their possession, and cause any other parties to whom such documents may have been furnished promptly to return such documents and all copies thereof.
          Section 6.5. Consents and Approvals.
               (a) Each of the Company, Parent and Merger Sub shall use its reasonable best efforts to (i) obtain from any Governmental Authority any consents, licenses, permits, waivers, clearances approvals, authorizations or orders required to be obtained or made by Parent, Merger Sub or the Company or any of their respective Subsidiaries, or avoid any action or proceeding by any Governmental Authority (including, without limitation, those in connection with the HSR Act), in connection with the authorization, execution and delivery of this Agreement and the consummation of the Transactions, (ii) make or cause to be made the applications or filings required to be made by Parent, Merger Sub or the Company or any of their respective Subsidiaries under or with respect to the HSR Act or any other applicable Laws in connection with the authorization, execution and delivery of this Agreement and the consummation of the Transactions, and pay any fees due in connection with such applications or filings, as promptly as is reasonably practicable, and in any event within ten (10) business days after the date hereof, (iii) comply at the earliest practicable date with any request under or with respect to the HSR Act and any such other applicable Laws for additional information, documents or other materials received by Parent or the Company or any of their respective Subsidiaries from the Federal Trade Commission or the Department of Justice or any other Governmental Authority in connection with such applications or filings or the Transactions and (iv) coordinate and cooperate with, and give due consideration to all reasonable additions, deletions or changes suggested by the other party in connection with, making (A) any filing under or with respect to the HSR Act or any such other applicable Laws and (B) any filings, conferences or other submissions related to resolving any investigation or other inquiry by any such Governmental Authority. Each of the Company and Parent shall, and shall cause their respective affiliates and Representatives to, furnish to the other party all information necessary for any such application or other filing to be made in connection with the Transactions. Each of the Company and Parent shall promptly inform the other of any material communication with, and any proposed understanding, undertaking or agreement with, any Governmental Authority regarding any such application or filing. If a party hereto intends to independently participate in any meeting with any Governmental Authority in respect of any such filings, investigation or other inquiry, then such party shall give the other party reasonable prior notice of such meeting and invite Representatives of the other party to participate in the meeting with the Governmental Authority unless prohibited by such Governmental Authority. The parties shall coordinate and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party in connection with all meetings, actions and proceedings under or relating to any such application or filing.
               (b) The Company shall give (or shall cause its Subsidiaries to give) any notices to third parties, and use, and cause its Subsidiaries to use, reasonable best efforts to obtain any third party consents, (i) necessary to consummate the Transactions or (ii) required to prevent a Company Material Adverse Effect from occurring prior to or after the Effective Time; provided, however, that the Company and Parent shall coordinate and reasonably cooperate in determining whether any actions, notices, consents, approvals or waivers are required to be given or obtained, or should be given or obtained, from parties to any Company Agreements in connection with consummation of the Transactions and seeking any such actions, notices, consents, approvals or waivers. Notwithstanding the foregoing, neither Parent nor Merger Sub shall be required to, and neither the Company nor any Company Subsidiary shall be required to, prior to the Effective Time, make or commit to make any material payment to any third party or agree to any material amendment, waiver or modification to any Company Agreement or any limitation on the conduct of its business, in order to obtain any such consent, approval or waiver unless Parent shall agree to reimburse the Company for such payment, and any such amendment, waiver or modification will not be effective if the Effective Time does not occur.
               (c) From the date hereof until the Effective Time, each of Parent, Merger Sub and the Company shall promptly notify the other in writing of any pending or, to the knowledge of Parent, Merger Sub or the Company (as the case may be), threatened action, suit, arbitration or other proceeding or investigation by any Governmental Authority or any other Person (i) challenging or seeking material damages in connection with the Transactions or (ii) seeking to restrain or prohibit the consummation of the Transactions or otherwise limit in any material respect the right of Merger Sub or any affiliate of Merger Sub to own or operate all or any portion of the businesses or assets of the Company or any Company Subsidiary.
               (d) If any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by or before a Governmental Authority challenging the Transactions as violating any applicable Laws, each of the Company, Parent and Merger Sub shall, and shall cause their respective affiliates to, cooperate and use their reasonable best efforts to contest and resist, except insofar as the Company, Parent and Merger Sub may otherwise agree, any such action or proceeding, including any action or proceeding that seeks a temporary restraining order or preliminary injunction that would prohibit, prevent or restrict consummation of, or impose a materially adverse condition upon, the Transactions.
               (e) If necessary to obtain from any Governmental Authority any consents, licenses, permits, waivers, clearances approvals, authorizations or orders required to be obtained or made by Parent or the Company or any of their respective Subsidiaries, under the HSR Act, each of Parent and the Company shall cooperate with each other and use its reasonable best efforts to resolve such objections as may be asserted by any Governmental Authority. Notwithstanding anything to the contrary in this Agreement, in connection with any filing or submission required or action to be taken by either Parent and the Merger Sub, on the one hand, or the Company, on the other hand, to consummate the Transactions, in no event shall Parent, Merger Sub or the Company or any of their respective Subsidiaries or affiliates be obligated to propose or agree to accept any undertaking or condition, to enter into any consent decree, to make any divestiture or accept any operational restriction, or take or commit to take any action (i) the effectiveness or consummation of which is not conditional on the consummation of the Merger or (ii) that may have a materially detrimental effect or impact on the current or future business models, plans or structures of Parent, Merger Sub or the Company or any of their respective Subsidiaries, or which would be prohibited by the Financing, provided that Parent uses its reasonable best efforts to obtain the consent of the Financing Sources thereto.
          Section 6.6. Publicity. Except with respect to any Company Change in Recommendation or any other action taken by the Company or the Company Board of Directors

(or duly constituted committee of the Board of Directors) pursuant to, and in accordance with Section 5.2 and Section 5.3, so long as this Agreement is in effect, Company, Parent and their respective controlled affiliates shall consult with each other and, to the extent practicable, provide each other reasonable opportunity to review and comment on any press release or other public announcement with respect to the Merger or this Agreement prior to issuance of such press release or public announcement, and shall not issue or publish any such press release or other public announcement prior to such consultation, except as may be required by applicable Laws or by any listing agreement with or the listing rules of a national securities exchange or trading market, in which case reasonable best efforts to consult with the other parties hereto shall be made prior to an such issuance or publication.
          Section 6.7. Directors’ and Officers’ Insurance and Indemnification.
               (a) From the Effective Time through the sixth (6th) anniversary of the date on which the Effective Time occurred, the Company (and following the Effective Time, the Surviving Corporation) shall indemnify and hold harmless each Covered Person against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements (collectively, “Costs”), incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (an “Action”), arising out of or pertaining to (i) the fact that a Covered Person is or was an officer, director, employee, fiduciary or agent of the Company or any of its Subsidiaries or (ii) matters existing or occurring at or prior to the Effective Time (including this Agreement and the Transactions and actions contemplated hereby), whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable Laws. In the event of any such Action, (A) each Covered Person will be entitled to advancement of expenses incurred in the defense of any claim, action, suit, proceeding or investigation from the Surviving Corporation within ten (10) Business Days of receipt by the Surviving Corporation from the Covered Person of a request therefor; provided, however, that any person to whom expenses are advanced provides an undertaking, if and only to the extent required by the DGCL or the Company Governing Documents, to repay such advances if it is ultimately determined that such person is not entitled to be indemnified by the Surviving Corporation as authorized by the DGCL, (B) without limiting the foregoing, each Covered Person may retain the Company’s regularly engaged independent legal counsel (provided that such engagement would not create a conflict of interest under applicable rules of ethics) or other counsel satisfactory to them, and Parent and the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the Covered Person as promptly as statements therefor are received, (C) the Surviving Corporation shall not settle, compromise or consent to the entry of any judgment in any proceeding or threatened action, suit, proceeding, investigation or claim (and in which indemnification could be sought by such Covered Person hereunder), unless such settlement, compromise or consent includes an unconditional release of such Covered Person from all liability arising out of such action, suit, proceeding, investigation or claim or such Covered Person otherwise consents, and (D) Parent and the Surviving Corporation shall use their reasonable best efforts to assist in the vigorous defense of any such matter. With respect to any determination of whether a Covered Person is entitled to indemnification by the Company (and following the Effective Time, the Surviving Corporation) under this Section 6.7, the Covered Person shall have the right, as contemplated by the DGCL, to require that such determination be made by special, independent legal counsel selected by the Covered Person and approved by the

Company or the Surviving Corporation, as applicable, (which approval shall not be unreasonably withheld, conditioned or delayed), and who has not otherwise performed material services for the Company or the Surviving Corporation within the last three (3) years. For purposes of this Agreement, each individual who is entitled to indemnification pursuant to the Company Governing Documents, the DGCL or the indemnification agreements listed in Section 6.7(a) of the Company Disclosure Schedule at or at any time prior to the Effective Time shall be deemed to be a “Covered Person.”
               (b) For a period of six (6) years after the Effective Time, the respective certificates of incorporation and bylaws or similar organizational or governing documents of the Surviving Corporation and the Company Subsidiaries shall contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of Covered Persons for periods prior to and including the Effective Time than are currently set forth in the Company Governing Documents and the certificates of incorporation, bylaws, or similar organizational and governing documents of the Company Subsidiaries. From and after the Effective Time, Parent shall cause the Surviving Corporation and the Company Subsidiaries to honor, in accordance with their respective terms, the covenants contained in this Section 6.7.
               (c) The Parent shall, or shall cause the Surviving Corporation to, maintain and extend all existing officers’ and directors’ liability insurance of the Company (“D&O Insurance”) for a period of not less than six (6) years after the Effective Time with respect to claims arising in whole or in part from facts or events that actually or allegedly occurred on or before the Effective Time, including in connection with the approval of the Merger and the adoption of this Agreement; provided, however, that Parent may substitute therefor policies of substantially equivalent coverage and amounts containing terms no less favorable to the Covered Persons than the existing D&O Insurance (so long as such policies are provided by the Company’s current insurance carrier or by a carrier with a rating no lower than A.M. Best rating of A); provided, further, that if the existing D&O Insurance expires or is terminated or cancelled during such period through no fault of Parent or the Surviving Corporation, the Parent shall, or shall cause the Surviving Corporation to, obtain and maintain substantially similar D&O Insurance (with such replacement policies to be provided by the Company’s current insurance carrier or by a carrier with a rating no lower than A.M. Best rating of A); provided further, however, that in no event shall Parent be required to pay aggregate premiums for insurance under this Section 6.7(c) in excess of 300% of the aggregate premiums paid by the Company in 2009 for such purpose (the “Base Premium”), the true and correct amount of which is set forth in Section 6.7(c) of the Company Disclosure Schedule; and provided, further, that if Parent or the Surviving Corporation is unable to obtain the amount of insurance required by this Section 6.7(c) for such aggregate premium, Parent shall, or shall cause the Surviving Corporation to, obtain as much insurance as can be obtained for aggregate premiums not in excess of 300% of the Base Premium. At the Company’s option, it may elect to obtain prepaid “tail“or”runoff” policies prior to the Effective Time covering a period of six (6) years from and after the Effective Time with respect to acts and omissions occurring on or prior to the Effective Time; provided that the premium therefor does not exceed 300% of the Base Premium. In the event the Company purchases a “tail“or”runoff” policy prior to the Effective Time, Parent and the Surviving Corporation shall maintain such tail or runoff policy in full force and effect in lieu of all other obligations of Parent and the Surviving Corporation in the first sentence of this Section 6.7(c) for so long as any such tail or runoff policy remains in full force and effect.
               (d) The rights of each Covered Person hereunder shall be in addition to, and not in limitation of, any other rights such Covered Person may have under the certificates of incorporation or bylaws or other organization or governing documents of the Company or any of its Subsidiaries or the Surviving Corporation, any other indemnification arrangement, the DGCL or otherwise. Subsequent amendment of the certificates of incorporation, bylaws or other organizational or governing documents of the Company or any of its Subsidiaries or of the Surviving Corporation shall not diminish or impair the rights of any Covered Person.
               (e) In the event the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then and in each such case, proper provision shall be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, shall assume all of the applicable obligations set forth in this Section 6.7. In addition, the Surviving Corporation shall not distribute, sell, transfer or otherwise dispose of any of its assets in a manner that would reasonably be expected to render the Surviving Corporation unable to satisfy its obligations under this Section 6.7.
               (f) The provisions of this Section 6.7 shall survive the consummation of the Merger. The Covered Persons (and their successors and heirs) are intended third party beneficiaries of this Section 6.7, and this Section 6.7 shall not be amended in a manner that is adverse to the Covered Persons (including their successors and heirs) or terminated without the consent of the Covered Persons (including their successors and heirs) affected thereby.
          Section 6.8. State Takeover Laws. If any “control share acquisition,” “fair price” or other anti-takeover Laws or regulations enacted under state or federal Laws becomes or is deemed to become applicable to the Company, the Merger or any other Transaction, then the Company, Parent, Merger Sub, and the members of their respective boards of directors shall take all action reasonably necessary and appropriate to render such statute inapplicable to the foregoing.
          Section 6.9. Fees and Expenses.
               (a) Except as otherwise provided in this Section 6.9, all fees and expenses incurred in connection with this Agreement, the Merger and the other Transactions shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.
               (b) In the event that:
               (i) this Agreement is terminated by Parent pursuant to Section 8.1(c);
          (ii) this Agreement is terminated by the Company pursuant to Section 8.1(d); or

          (iii) (A) after the date of this Agreement and prior to the Company Stockholder Approval, an Acquisition Proposal shall have been (1) communicated directly to the Company Stockholders generally, (2) communicated to senior management of the Company or the Company Board of Directors and senior management or the Company Board of Directors shall have failed to keep such Acquisition Proposal confidential (including the fact that such Acquisition Proposal was made, the terms thereof and the identity of the Third Party making such Acquisition Proposal), or (3) otherwise publicly disclosed, (B) thereafter, this Agreement is terminated by Parent pursuant to Section 8.1(b)(ii) or by Parent or the Company pursuant to Section 8.1(b)(iii) or Section 8.1(b)(iv), and (C) within 180 days after the date of any such termination, the Company enters into a definitive agreement relating to a transaction contemplated by any Acquisition Proposal or any transaction contemplated by any Acquisition Proposal is consummated (provided, that for purposes of this Section 6.9(b)(iii), the references to “25% or more” in the definition of Acquisition Proposal shall be deemed to be references to “more than 50%”
then the Company shall pay Parent the Company Termination Fee by wire transfer of same-day funds (i) in the case of the foregoing Section 6.9(b)(i), within four (4) business days after such termination, (ii) in the case of the foregoing Section 6.9(b)(ii), concurrently with, and as a condition precedent to, the termination of this Agreement pursuant to Section 8.1(d), and (iii) in the case of the foregoing Section 6.9(b)(iii), within two (2) business days after the earlier of (x) execution of such definitive agreement and (y) consummation of any such Acquisition Proposal described in Section 6.9(b)(iii)(C); it being understood that in no event shall the Company be required to pay the Company Termination Fee on more than one (1) occasion. Notwithstanding the foregoing, in the event that this Agreement is terminated by the Company pursuant to Section 8.1(d) in order to enter into (I) prior to the Go-Shop Period Termination Date, a definitive agreement with respect to an Acquisition Proposal or (II) prior to the Effective Time, a definitive agreement with respect to an Acquisition Proposal with an Excluded Party, in either case, the Company Termination Fee shall mean a cash amount equal to $24,100,000 (the “Go-Shop Company Termination Fee”). In the event that Parent shall receive full payment pursuant to this Section 6.9(b), subject to the proviso at the end of Section 8.2, the receipt of the Company Termination Fee or the Go-Shop Company Termination Fee, as applicable, shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Merger Sub, any of their respective affiliates or any other Person in connection with this Agreement (and the termination hereof), the Transactions (and the abandonment thereof) or any matter forming the basis for such termination, and none of Parent, Merger Sub, any of their respective affiliates or any other Person shall be entitled to bring or maintain any claim, action or proceeding against the Company or any of its affiliates for damages or any equitable relief arising out of or in connection with this Agreement, any of the Transactions or any matters forming the basis for such termination.
               (c) For the avoidance of doubt, any payment made by the Company under this Section 6.9 shall be payable only once with respect to this Section 6.9 and not in duplication even though such payment may be payable under one or more provisions hereof.
          Section 6.10. Section 16 of the Exchange Act. Prior to the Effective Time, the Company Board of Directors, or an appropriate committee of non-employee directors thereof,

shall adopt a resolution consistent with the interpretive guidance of the SEC so that the disposition by any officer or director of the Company who is a covered person of the Company for purposes of Section 16 of the Exchange Act (“Section 16”) of Common Stock, Company Stock Rights (or Common Stock issued upon exercise or vesting of the same), or Restricted Stock shall be an exempt transaction for purposes of Section 16.
          Section 6.11. Stockholder Litigation. The Company shall give Parent the opportunity to participate in the defense or settlement of any stockholder litigation against the Company and/or its officers or directors relating to the Transactions.
          Section 6.12. Financing.
               (a) Each of Parent and Merger Sub shall take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and obtain the Financing on the terms and conditions described in the Commitment Letter, including to (A) maintain in effect the Commitment Letter, (B) satisfy on a timely basis all conditions applicable to Parent and Merger Sub to obtaining the Financing, (C) negotiate definitive agreements with respect thereto on the terms and conditions contained in the Commitment Letter (including any “flex” provisions), (D) consummate the Financing at or prior to the Closing Date, and (E) enforce their rights under the Commitment Letter in the event of a breach by the Financing Sources of their obligations under the Commitment Letter. In the event that all the conditions to the Financing have been satisfied or waived, each of Parent and Merger Sub shall cause the Financing Sources to fund the Financing required to consummate the Transactions at the Closing Date. Parent and Merger Sub shall not permit any material amendment or modification to be made to, or any waiver of any material provision or remedy under, the Commitment Letter or the fee letter referred to in the Commitment Letter without the prior written consent of the Company (such consent not to be unreasonably withheld, delayed or conditioned).
               (b) In the event any portion of the Financing becomes unavailable on the terms and conditions described in or contemplated by the Commitment Letter for any reason and such portion is reasonably required to fund the Required Amounts, each of Parent and Merger Sub shall arrange to obtain, as promptly as practicable following the occurrence of such event but by no later than seven (7) business days prior to the Outside Date, alternative financing from alternative sources (the “Alternative Financing”) in an amount sufficient to pay the Required Amounts. In the event that Alternative Financing shall be obtained pursuant to this Section 6.12(b), each of Parent and Merger Sub shall comply with its covenants in Section 6.12(a) with respect to such Alternative Financing.
               (c) The Company shall, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause each of its and their respective Representatives, including legal, tax, regulatory and accounting, to, use its reasonable best efforts to provide all cooperation reasonably requested by Parent and/or the Financing Sources in connection with the Financing (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and the Company Subsidiaries), including (i) providing information relating to the Company and its Subsidiaries to Parent and the Financing Sources to be used in the preparation of an information package regarding the business, operations, financial projections and prospects of Parent, the Company and their respective Subsidiaries customary for such financing or reasonably necessary for the completion of the Financing by the Financing Sources, to the extent reasonably requested by Parent to assist Parent in preparation of customary offering or information documents to be used for the completion of the Financing as contemplated by the Commitment Letter (as adjusted by the agreed marketing terms, if any) or the definitive financing agreements, (ii) participating in a reasonable number of meetings (including customary one-on-one meetings with the parties acting as lead arrangers for the Financing and senior management and Representatives, with appropriate seniority and expertise, of the Company), presentations, road shows, drafting sessions, due diligence sessions (including accounting due diligence sessions) and sessions with the rating agencies, in each case as are reasonably necessary for the completion of the Financing by the Financing Sources, (iii) assisting in Parent’s preparation of documents and materials, including (A) any customary offering documents and bank information memoranda (including public and private versions thereof) for the Financing, and (B) materials for rating agency presentations, in each case as are reasonably necessary for the completion of the Financing by the Financing Sources, (iv) cooperating with Parent’s marketing efforts for the Financing (including consenting to the use of the Company’s and its Subsidiaries’ logos; provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries as reasonably determined by the Company), (v) provide reasonable assistance in the preparation of and executing and delivering (or using reasonable best efforts to obtain from its advisors), and causing its Subsidiaries to execute and deliver (or use reasonable best efforts to obtain from their advisors), customary certificates (including a certificate of the principal financial officer of the Company or any Subsidiary with respect to solvency of the Company and the Company Subsidiaries immediately before giving effect to the Merger in substantially the same form as attached to the Commitment Letter), other documents and instruments relating to guarantees and other matters ancillary to the Financing as may be reasonably requested by Parent as necessary and customary in connection with the Financing, (vi) provide reasonable assistance in connection with Parent’s preparation of and entering into one or more credit agreements, currency or interest hedging agreements, or other agreements; provided that no obligation of the Company or any of its Subsidiaries under any such agreements or amendments shall be effective until the Effective Time, (vii) as promptly as practicable, furnishing Parent and the Financing Sources with financial and other information regarding the Company and its Subsidiaries as may be reasonably requested by Parent and/or the Financing Sources to assist in preparation of customary offering or information documents to be used for the completion of the Financing as contemplated by the Commitment Letter or the definitive financing agreements, (viii) using its reasonable best efforts, as appropriate, to have its independent accountants provide their reasonable cooperation and assistance, including participation in due diligence sessions, (ix) using its reasonable best efforts to permit any cash and cash equivalents of the Company and its Subsidiaries to be made available to Parent and/or Merger Sub at the Effective Time, (x) providing authorization letters to the Financing Sources authorizing the distribution of information to prospective Financing Sources and containing, if true, a representation to the Financing Sources that the public side versions of such documents, if any, do not include material non-public information about the Company or its affiliates or securities, (xi) using its reasonable best efforts to ensure that the Financing Sources benefit materially from the existing lending and banking relationships of the Company and its Subsidiaries and that the Financing Sources have the benefit of “clear market” provisions in the

Commitment Letter relating to the Company and its Subsidiaries, and (xii) cooperating reasonably with Parent’s Financing Sources’ due diligence and with their efforts to obtain guarantees from the Company and its Subsidiaries and obtain and perfect security interests in the assets of the Company and its Subsidiaries intended to constitute collateral securing such financing, with such cooperation occurring prior to or simultaneously with the Closing, but the execution of any guarantees or security arrangements not taking effect until the Effective Time, in each case, to the extent customary and reasonable; provided that in no event shall the Company or any of its Subsidiaries be required to take any actions that would encumber any of its assets prior to the consummation of the Merger or that would result in a breach of any Company Material Contract or Material Company Lease prior to the consummation of the Merger; and provided, further, until the Effective Time occurs, neither the Company nor any of its Subsidiaries shall (A) be required to pay any commitment or other similar fee relating to the Financing or (B) prior to the Effective Time have any liability or any obligation under any credit agreement or any related document or any other agreement or document related to the Financing (or Alternative Financing that Parent may raise in connection with the Transactions), other than this Agreement; provided, further, that (I) all non-public or other confidential information provided by the Company or any of its Representatives pursuant to this Section 6.12 shall be kept confidential in accordance with the Confidentiality Agreement, except that Parent and Merger Sub shall be permitted to disclose such information in accordance with the Commitment Letter, and (II) the Company shall be permitted a reasonable period to comment on those portions of the confidential information memoranda circulated to potential financing sources that contain or are based upon any such non-public or other confidential information. Parent acknowledges and agrees that the Company and the Company Subsidiaries shall not incur any liability to any Person prior to the Effective Time in connection with any Financing (or Alternative Financing). The effectiveness of any documentation executed by the Company or any Company Subsidiary shall in all cases be subject to the occurrence of the Effective Time. Parent shall promptly, upon request by the Company, reimburse the Company for all out-of-pocket costs (including reasonable attorneys’ fees) incurred by the Company or any of the Company Subsidiaries in connection with the cooperation of the Company and the Company Subsidiaries contemplated by this Section 6.12(c) and Parent and Merger Sub shall jointly and severally indemnify and hold harmless the Company, the Company Subsidiaries and their respective directors, officers and Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments, and penalties suffered or incurred by any of them in connection with the arrangement of the Financing (or any Alternative Financing) and any information used in connection therewith. The foregoing indemnification obligation shall survive the Closing and any termination of this Agreement.
               (d) In the event that the Commitment Letter is amended, replaced, supplemented or otherwise modified in accordance with Section 6.12(a), including as a result of obtaining Alternative Financing, or if Parent substitutes Alternative Financing for all or a portion of the Financing as permitted by Section 6.12(b), each of the Company, Parent and Merger Sub shall comply with its covenants in this Section 6.12 with respect to the Commitment Letter as so amended, replaced, supplemented or otherwise modified and with respect to such Alternative Financing to the same extent that the Company, Parent and Merger Sub would have been obligated to comply with respect to the Financing.

               (e) Parent shall give the Company prompt written notice of any material breach by any party to, or any condition not likely to be satisfied in, the Commitment Letter (or any Alternative Financing obtained in accordance with this Section 6.12) of which Parent becomes aware or any termination (or threat of termination) of the Commitment Letter (or commitments for Alternative Financing obtained in accordance with this Section 6.12). Parent shall keep the Company informed on a reasonably current basis in reasonable detail of the status of its efforts to arrange and consummate the Financing (or Alternative Financing). In the event that the Commitment Letter is amended, replaced, supplemented or modified in accordance with this Section 6.12 or Alternative Financing is obtained in accordance with this Section 6.12, Parent shall promptly notify the Company thereof and promptly provide the Company with copies of any definitive agreements related thereto. Parent and Merger Sub acknowledge that obtaining the Financing or any Alternative Financing is not a condition precedent to Parent’s and Merger Sub’s obligations under this Agreement, including Parent’s and Merger Sub’s obligations pursuant to Article I and Article II.
          Section 6.13. Rights Agreement. The Company Board of Directors shall take all further actions (in addition to those referred to in Section 3.26) reasonably requested by Parent in order to render the Company Rights inapplicable to this Agreement and the Transactions, including the Merger.
          Section 6.14. Cooperation Regarding Pending Investigations and Corporate Integrity Agreement. From the date hereof until the earlier of the valid termination of this Agreement in accordance with Section 8.1 and the Effective Time, the Company shall provide or make available to Parent, as promptly as practicable, copies of any filings, notices, communications or other documents sent to or received from the Investigating Entities with respect to the Pending Investigations or to any Governmental Authority with respect to compliance with the Corporate Integrity Agreement. Notwithstanding the foregoing or anything else in this Agreement to the contrary, the Company shall not take any action, or make any disclosure to Parent or any other Person, that, in the opinion of Company’s counsel, could jeopardize the protection of the attorney client and work product privileges.
          Section 6.15. Employee Matters.
               (a) Parent shall ensure that, as of the Closing Date, each employee of the Company who is employed by the Parent or one of its subsidiaries after the Effective Time (each such person, a “Continuing Employee”) receives full credit (for all purposes, including eligibility to participate, vesting, vacation entitlement and severance benefits, but excluding benefit accrual under any defined benefit plan) for service with the Company or any of its Subsidiaries (or predecessor service credit under its employee benefit plans) under each of the comparable employee benefit plans, programs and policies of Parent, the Surviving Corporation or the relevant Subsidiary, as applicable, in which such Continuing Employee becomes or may become a participant; provided, however, that no such service recognition shall result in any duplication of benefits. As of the Closing Date, Parent shall, or shall cause the Surviving Corporation or relevant Subsidiary to, credit to Continuing Employees the amount of vacation time that such employees had accrued under any applicable Benefit Plan as of the Closing Date. With respect to each health or welfare benefit plan maintained by Parent, the Surviving Corporation or the relevant Subsidiary for the benefit of any Continuing Employees, Parent shall

(i) cause to be waived any eligibility waiting periods, any evidence of insurability requirements and the application of any pre-existing condition limitations under such plan; and (ii) cause each Continuing Employee to be given credit under such plan for all amounts paid by such Continuing Employee under any similar Benefit Plan for the plan year that includes the Closing Date for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the applicable plan maintained by Parent, the Surviving Corporation or the relevant Subsidiary, as applicable, for the plan year in which the Closing Date occurs. Effective as of the Closing Date, Parent shall assume all employment-related claims, liabilities and obligations with respect to each of the Continuing Employees, whether known or unknown, and any other claims, liabilities or obligations arising out of the employment of or termination of employment of any of the Continuing Employees, in each case, whether or not such claims, liabilities and/or obligations are related to periods before, on or after the Closing Date. On and after the Closing Date, the Parent and its affiliates shall retain and indemnify, defend and hold harmless the Company and its Subsidiaries and their employees and former employees against any and all claims, liabilities and/or obligations assumed by the Parent or its affiliates pursuant to this Section 6.15.
               (b) Nothing contained in this Agreement (including this Section 6.15) shall (i) amend, or be deemed to amend, any Benefit Plan, (ii) provide any Person not a party to this Agreement with any right, benefit or remedy with regard to any Benefit Plan or a right to enforce any provision of this Agreement, or (iii) limit in any way the Surviving Corporation’s ability to amend or terminate any Benefit Plan at any time, subject to applicable Laws.
          Section 6.16. Termination of Credit Agreement. On or prior to the second business day prior to the Closing Date, the Company shall use its reasonable best efforts to deliver to Parent copies of payoff letters (subject to delivery of funds as arranged by Parent and Merger Sub), in reasonable form, from the administration agents under the Credit Agreement and shall use its commercially reasonable efforts to make arrangements for the release of all mortgages, liens and other security over the Company’s and the Company Subsidiaries’ properties and assets securing such obligations (subject to delivery of funds as arranged by Parent and Merger Sub, if necessary).
ARTICLE VII
CONDITIONS
          Section 7.1. Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the satisfaction on or prior to the Effective Time of each of the following conditions, any and all of which may be waived in whole or in part by Parent, Merger Sub and the Company, as the case may be, to the extent permitted by applicable Laws:
               (a) Stockholder Approval. The Company Stockholder Approval shall have been obtained;
               (b) Statutes; Court Orders. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order that is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger or the other Transactions; and
               (c) HSR Approval. The waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired, and no restrictive order or other requirements shall have been placed on the Company, Parent, Merger Sub or the Surviving Corporation in connection therewith.
          Section 7.2. Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger shall be subject to the satisfaction on or prior to the Effective Time of each of the following conditions, any and all of which may be waived in whole or in part by Parent and Merger Sub to the extent permitted by applicable Laws:
               (a) Representations and Warranties. The representations and warranties of the Company set forth in this Agreement shall be true and correct at and as of the date hereof and at and as of the Effective Time as if made at and as of the Effective Time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct only as of such earlier date) except where the failure of such representations and warranties to be so true and correct (without giving effect to any qualification as to materiality or Company Material Adverse Effect set forth therein) would not, individually or in the aggregate, have a Company Material Adverse Effect; provided, however, that notwithstanding anything herein to the contrary, (i) the representations and warranties of the Company contained in Section 3.2 (Capitalization) (subject to de minimus exceptions involving discrepancies of no more than 20,000 shares of Common Stock or Company Options covering in the aggregate no more than 20,000 shares of Common Stock), shall be true and correct in all respects at and as of the date hereof and at and as of the Effective Time as if made at and as of the Effective Time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct only as of such earlier date) and (ii) the representations and warranties of the Company contained in Section 3.3 (Authorization; Validity of Agreement; Company Action) and Section 3.22 (Opinion of Financial Advisor) shall be true and correct in all material respects at and as of the date hereof and at and as of the Effective Time as if made at and as of the Effective Time.
               (b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time.
               (c) No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred or been discovered, and be continuing, any event, circumstance, change or effect that has had, or is reasonably likely to have, a Company Material Adverse Effect; and
               (d) Company Closing Certificate. Parent shall have received at the Closing a certificate signed on behalf of the Company by the Chief Executive Officer or the Chief Financial Officer of the Company certifying that the conditions set forth in Section 7.2(a) and Section 7.2(b) have been satisfied.

          Section 7.3. Conditions to the Obligations of the Company. The obligations of the Company to effect the Merger shall be subject to the satisfaction on or prior to the Effective Time of each of the following conditions, any and all of which may be waived in whole or in part by the Company to the extent permitted by applicable Laws:
               (a) Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in this Agreement that are qualified by materiality shall be true and correct at and as of the date hereof and at and as of the Effective Time as if made at and as of the Effective Time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date) and (ii) the representations and warranties of Parent and Merger Sub set forth in this Agreement that are not qualified by materiality shall be true and correct in all material respects at and as of the date hereof and at and as of the Effective Time as if made at and as of the Effective Time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct only as of such earlier date); provided, however, that notwithstanding anything herein to the contrary, the representations and warranties of Parent and Merger Sub contained in Section 4.2 (Authorization) and Section 4.7 (Capitalization and Operation of Merger Sub) shall be true and correct in all respects at and as of the date hereof and at and as of the Effective Time as if made at and as of the Effective Time.
               (b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time; and
               (c) Parent and Merger Sub Closing Certificate. The Company shall have received at the Closing a certificate signed on behalf of each of Parent and Merger Sub by its respective Chief Executive Officer or the Chief Financial Officer certifying that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.
ARTICLE VIII
TERMINATION
          Section 8.1. Termination. This Agreement may be terminated and the Transactions may be abandoned at any time before the Effective Time (in all cases by action of the respective board of directors of the terminating party or parties), whether before or after the Company Stockholder Approval:
               (a) By mutual written consent of Parent and the Company; or
               (b) By either Parent or the Company:
          (i) if a court of competent jurisdiction or other Governmental Authority shall have issued a final, non-appealable order, decree or ruling or taken any other action (which order, decree, judgment, injunction or other action the terminating party shall have used its reasonable best efforts to lift or avoid), in each case permanently restraining, enjoining or otherwise prohibiting any of the Transactions;

          (ii) if, prior to the Effective Time, there has been a material breach by the other party of any representation, warranty, covenant or agreement set forth in this Agreement, which breach (A) in the case of a breach by the Company, would give rise to the failure of any conditions set forth in Section 7.1 or Section 7.2 and is incapable of being cured or, if capable of being cured, is not cured prior to the earlier of (x) one (1) business day prior to the Outside Date or (y) the date that is thirty (30) days from the date that the Company is notified by Parent of such breach; and (B) in the case of a breach by Parent or Merger Sub, would prevent Parent or Merger Sub’s ability to consummate the Merger or give rise to the failure of any conditions set forth in Section 7.1 or Section 7.3 and is incapable of being cured or, if capable of being cured, is not cured prior to the earlier of (x) one (1) business day prior to the Outside Date or (y) the date that is thirty (30) days from the date that Parent is notified by Company of such breach (no prior notice of breach shall be required with respect to a breach of any covenants or agreements to be performed on the Closing Date); provided, however, that (1) the right to terminate this Agreement pursuant to this clause (ii) shall not be available to any party who is then in material breach of any of its (including, in the case of Parent, any breach by Merger Sub) representations, warranties, covenants or agreements set forth in this Agreement and (2) the right to terminate this Agreement pursuant to this clause (ii) shall not be available to Parent during the pendency of a Legal Proceeding by the Company for specific performance of this Agreement;
          (iii) if the Closing Date has not occurred by the Outside Date; provided, however, that the right to terminate this Agreement pursuant to this clause (iii) shall not be available to any party whose failure to fulfill any obligation or whose breach of any representation, warranty, or covenant under this Agreement has been the primary cause of, or primarily resulted in, the failure of the Closing Date to have occurred by the Outside Date (including, in the case of Parent, any breach by Merger Sub);
          (iv) the Company Stockholder Approval is not obtained at the Special Meeting; or
               (c) By Parent, at any time prior to Company Stockholder Approval, if (i) the Company Board of Directors or any committee thereof shall have made a Company Change in Recommendation, (ii) (A) the Company Board of Directors publicly approves, endorses or recommends to the Company Stockholders an Acquisition Proposal, (B) the Company enters into a contract or agreement relating to an Acquisition Proposal (other than a confidentiality agreement or standstill agreement entered into in compliance with Section 5.2), (iii) a tender offer or exchange offer that constitutes an Acquisition Proposal (other than by the Parent or its affiliates) is commenced prior to obtaining the Company Stockholder Approval and the Company Board of Directors fails to recommend against acceptance of such tender offer or exchange offer by the Company Stockholders (including, for these purposes, by taking no position or a neutral position with respect to the acceptance of such tender offer or exchange offer by the Company Stockholders, which shall constitute a failure to recommend against acceptance of such tender offer or exchange offer) within ten (10) business days after commencement, (iv) the Company Board of Directors fails to reaffirm the Company Recommendation within ten (10) business days after a request to so reaffirm by Parent or (v) the

Company or the Company Board of Directors publicly announces its intention to do any of the foregoing; or
               (d) by the Company prior to the Company Stockholder Approval in order to accept a Superior Proposal, provided that such termination shall not be effective (i) until Parent has received the Company Termination Fee or the Go-Shop Company Termination Fee, as applicable, pursuant to Section 6.9 and (ii) unless the Company has complied in all material respects with its obligations under Section 5.2 and Section 5.3; or
          Section 8.2. Effect of Termination. In the event of termination of this Agreement by any party hereto as provided in Section 8.1, written notice thereof shall forthwith be given to the other party or parties specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any party hereto except with respect to this Section 8.2, Section 6.4(c), Section 6.9, Section 6.12(c) (solely with respect to the last two sentences of such Section 6.12(c)) and Section 9.3 through Section 9.14, which provisions shall survive such termination; provided, however, that notwithstanding anything to the contrary herein, no such termination shall relieve any party from liability for any damages (including (i) in the case (and for the benefit) of the Company, damages based on the consideration that would have otherwise been payable to the Company Stockholders if the Transactions were consummated and (ii) in the case (and for the benefit) of Parent, damages based on the operating and financial synergies and other economic benefits that would have otherwise accrued to Parent if the Transactions were consummated), in the case of each of the foregoing clauses (i) and (ii), for a knowing or intentional material breach of a representation or warranty or a knowing or intentional material breach of any obligation hereunder made or allowed to occur or fraud. Parent and Merger Sub acknowledge that the failure of Parent and Merger Sub to consummate the Merger on the date required by Section 1.3 after the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing and which are capable of being satisfied on the Closing Date, assuming for purposes hereof that the date of termination is the Closing Date) have been satisfied or waived shall constitute a knowing and intentional material breach by Parent and Merger Sub.
ARTICLE IX
MISCELLANEOUS
          Section 9.1. Amendment and Modification. At any time prior to the Effective Time, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company, Parent and Merger Sub, or in the case of a waiver, by the party against whom the waiver is to be effective; provided, however, that after the adoption of this Agreement by the Company Stockholders, if any such amendment or waiver shall by applicable Laws or in accordance with the Nasdaq Marketplace Rules require further approval of the Company Stockholders, the effectiveness of such amendment or waiver shall be subject to the approval of the Company Stockholders. Notwithstanding the foregoing, no failure or delay by the Company or Parent in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

          Section 9.2. Non-survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.2 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.
          Section 9.3. Expenses. Except as expressly set forth in Section 6.9 or elsewhere in this Agreement, all fees, costs and expenses incurred in connection with this Agreement and the Merger shall be paid by the party incurring such fees, costs and expenses.
          Section 9.4. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally (notice deemed given upon receipt), telecopied (notice deemed given upon confirmation of receipt) or sent by a nationally recognized overnight courier service, such as United Parcel Service (notice deemed given upon receipt of proof of delivery), to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) if to Parent or Merger Sub, to:	Gentiva Health Services, Inc.
3350 Riverwood Parkway, Suite 1400
Atlanta, Georgia 30339
Attn: John Camperlengo
Telephone: (631) 501-7214
Facsimile: (913) 814-4066

with a copy (which shall not constitute notice) to:	Greenberg Traurig, LLP
3290 Northside Parkway
Suite 400
Atlanta, Georgia 30327
Attn: Gary E. Snyder
Telephone: (678) 553-2121
Facsimile: (678) 553-2120

and	Greenberg Traurig, P.A.
1221 Brickell Avenue
Miami, Florida 33131
Attn: Ira N. Rosner
Telephone: (305) 579-0844
Facsimile: (305) 961-5844

(b) if to the Company, to:	Odyssey HealthCare, Inc.
717 North Harwood Street, Suite 1500
Dallas, Texas 75201
Attn: W. Bradley Bickham
Telephone: (214) 245-3176
Facsimile: (214) 245-3336

with a copy (which shall not constitute notice) to:	K&L Gates LLP
1717 Main Street, Suite 2800
Dallas, Texas 75201
Attention: P. Gregory Hidalgo and Soren Lindstrom
Telephone: (214) 939-5500
Facsimile: (214) 939-5849
          Section 9.5. Certain Definitions. For the purposes of this Agreement, the term:
     “Acceptable Confidentiality Agreement” means a customary confidentiality agreement containing terms not materially less restrictive in the aggregate than the terms of the Confidentiality Agreement; provided, that such confidentiality agreement may contain provisions that permit the Company to comply with the provisions of Article V; provided further, that an Acceptable Confidentiality Agreement must include standstill provisions that are no less restrictive in the aggregate than the standstill terms of the Confidentiality Agreement unless the Company offers to amend the Confidentiality Agreement concurrently with the execution of such Acceptable Confidentiality Agreement to include substantially similar provisions for the benefit of the parties thereto. Notwithstanding the foregoing, a Person who has previously entered into a confidentiality agreement with the Company relating to a purchase of, or business combination with, the Company shall not be required to enter into a new or revised confidentiality agreement, and such existing confidentiality agreement shall be deemed to be an Acceptable Confidentiality Agreement.
     “Acquisition Proposal” means any inquiry (in writing or otherwise), proposal, indication of interest or offer by any Third Party that relates to (i) the direct or indirect acquisition or purchase (whether in a single transaction or a series of related transactions) of assets of the Company and its Subsidiaries (including securities of Company Subsidiaries) equal to 25% or more of the Company’s consolidated assets or to which 25% or more of the Company’s consolidated net patient service revenue are attributable, (ii) the direct or indirect acquisition (whether in a single transaction or a series of related transactions and whether from the Company, any Company Subsidiary or any Company Stockholder) of 25% or more of the Company Common Stock (or securities or instruments convertible into or exercisable or exchangeable for such securities), (iii) a tender offer or exchange offer that if consummated would result in any Third Party beneficially owning 25% or more of the Company Common Stock, or (iv) a merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries that, if consummated, would have the effect set forth in either the foregoing clause (i) or clause (ii), in each case, other than the Transactions.
     “business days” means any day, other than Saturday, Sunday or a United States federal holiday, and shall consist of the time period from 12:01 a.m. through 12:00 midnight New York City time.
     “Company Agreements” means any note, bond, mortgage, lien, indenture, lease, license, contract, understanding or agreement, whether oral or written, or other instrument or obligation to which the Company or any Company Subsidiary is a party or by which any of them or any of their respective properties or assets is bound.
     “Clinical Contracts” means any contract (other than a Medical Director Contract) with a hospital, nursing home, assisted living facility, consulting physician, therapist, staffing company or hospice provider for the provision of Hospice Services.
     “Company Bylaws” means the Second Amended and Restated Bylaws of the Company, as amended to the date hereof.
     “Company Certificate of Incorporation” means the Fifth Amended and Restated Certificate of Incorporation of the Company, as amended to the date hereof.
     “Company Governing Documents” means the Company Certificate of Incorporation and the Company Bylaws.
     “Company Material Adverse Effect” means any event, circumstance, change or effect that, individually or in the aggregate, (i) is materially adverse to the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, or (ii) would prevent or materially impair the ability of the Company to consummate the Transactions or otherwise prevent the Company from performing its obligations under this Agreement; provided, however, that in no event shall any of the following, alone or in combination, be deemed to constitute, nor shall any of the following be taken into account in determining whether there has been or would reasonably be expected to be, a Company Material Adverse Effect (except, in the case of clauses (A)(1), (A)(2), (A)(3) or (A)(4) below, to the extent any of the matters referred to therein has had or would reasonably be expected to have a disproportionately adverse effect on the Company and the Company Subsidiaries, taken as a whole, as compared to other for-profit and comparable or similar companies operating in the industries in which the Company and the Company Subsidiaries operate, after taking into account the size of the Company relative to such other for-profit companies): (A) any event, circumstance, change or effect resulting from or relating to (1) a change in general economic, political or financial market conditions, including interest or exchange rates, (2) a change generally affecting the industries in which the Company and the Company Subsidiaries operate (including seasonal fluctuations) or general economic conditions that generally affect the industries in which the Company and the Company Subsidiaries operate, (3) any change in accounting requirements or principles required by GAAP (or any interpretations thereof) or required by any change in applicable Laws (or any interpretations thereof), (4) any adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal of any Law after the date hereof, (5) any Action, investigation review or examination undertaken by a Governmental Authority, or any sanction, fine, operating restriction or other similar penalty arising as a result thereof, with respect to the healthcare business operated by the Company and the Company Subsidiaries or Hospice (a “Regulatory Condition”), that is currently pending or arises after the date of this Agreement, in each case to the extent such Regulatory Condition is consistent in nature, scope and impact on the Company and the Company Subsidiaries, taken as a whole, with Regulatory Conditions arising and fully resolved from time to time in the conduct of the business of the Company and the Company Subsidiaries on or before December 31, 2009, (6) any acts of terrorism or war or any weather-related event, fire or natural disaster or any escalation thereof, (7) the announcement of the execution of this Agreement or the pendency or consummation of the Transactions, including any Actions, challenges or investigations to the extent relating to this Agreement or the Transactions made or brought by any of the current or former stockholders of the Company (on their own behalf or on behalf of the Company), (8) the identity of Parent or any of its affiliates as the acquiror of the Company or any facts or circumstances concerning Parent or any of its affiliates, or (9) compliance with the terms of, the taking of any action required or the failure to take any action prohibited by, this Agreement or the taking of any action consented to or requested by Parent or (B) any failure by the Company to meet internal or published projections, forecasts, performance measures, operating statistics or revenue or earnings predictions for any period or a decline in the price or trading volume of the Company Common Stock (provided that, except as otherwise provided in this definition, the underlying causes of such failure or decline may be taken into account in determining whether there is a Company Material Adverse Effect).
     “Company Property” means any real property and improvements while owned, leased or operated by the Company or any of the Company Subsidiaries.
     “Company Stock Plans” mean collectively (i) the Company Stock Option Plan, as amended, (ii) the Company’s 2001 Equity-Based Compensation Plan, as amended, and (iii) the Company Employee Stock Purchase Plan, as amended.
     “Company Subsidiary” means each Person which is a direct or indirect Subsidiary of the Company.
     “Company Termination Fee” means an amount equal to $28,900,000.
     “Confidentiality Agreement” means the Confidentiality Agreement, dated April 20, 2010, between Parent and the Company.
     “Corporate Integrity Agreement” means the Corporate Integrity Agreement, dated July 6, 2006, between the Office of Inspector General of the Department of Health and Human Services and the Company.
     “Credit Agreement” means the Second Amended and Restated Credit Agreement, dated February 28, 2008, by and among General Electric Capital Corporation, Odyssey HealthCare Operating A, LP, Odyssey HealthCare Operating B, LP, Hospice of the Palm Coast, Inc., OHC Investment Inc., and the other parties thereto, as amended.
     “Designated SEC Reports” means the Annual Reports on Form 10-K filed by the Company for the fiscal years ended December 31, 2009 and December 31, 2008, the Quarterly Report on Form 10-Q filed by the Company for the quarterly period ended March 31, 2010, and each Current Report on Form 8-K filed by the Company after December 31, 2009 and prior to the date hereof.
     “Environmental Claims” means any and all administrative, regulatory or judicial actions, suits, demands, demand letters, claims, Liens, notices of noncompliance or violation, investigations or proceedings under any Environmental Law or any permit issued under any such Environmental Law, including (A) any and all Environmental Claims by Governmental Authorities for enforcement, cleanup, removal, response, remedial or other actions or damages pursuant to any applicable Environmental Law and (B) any and all Environmental Claims by any third party seeking damages, contribution, indemnification, cost recovery, compensation or injunctive relief resulting from Hazardous Materials.
     “Environmental Law” means any Laws and any judicial or administrative interpretation thereof binding on the Company or its operations or property as of the date hereof and Closing Date, including any judicial or administrative order, consent decree or judgment, relating to the environment or Hazardous Materials, including the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, 42 U.S.C. sec. 9601 et seq.; the Resource Conservation and Recovery Act, as amended, 42 U.S.C. sec. 6901 et seq.; the Federal Water Pollution Control Act, as amended, 33 U.S.C. sec. 1251 et seq.; the Toxic Substances Control Act, 15 U.S.C. sec. 2601 et seq.; the Clean Air Act, 42 U.S.C. sec. 7401 et seq.; Oil Pollution Act of 1990, 33 U.S.C. sec. 2701 et seq.; the Safe Drinking Water Act, 42 U.S.C. sec. 300f et seq.; the Hazardous Materials Transportation Act, 49 U.S.C. sec. 1801 et seq.; the Occupational Safety and Health Act of 1970, 29 U.S.C. sec. 651 et seq., and all similar or analogous foreign, state, regional or local statutes, secondary and subordinate legislation, and directives, and the rules and regulations promulgated thereunder.
     “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
     “ERISA Affiliate” means any trade or business, whether or not incorporated, that together with the Company would be deemed a single employer for purposes of Section 4001 of ERISA or Sections 414(b), (c), (m), (n) or (o) of the Code.
     “Excluded Party” means any Third Party (including any group of Persons that includes among its members one or more Persons that were members of the group prior to the Go-Shop Period Termination Date) from whom the Company or any of its Representatives receives an Acquisition Proposal prior to the Go-Shop Period Termination Date that, on or before the Go-Shop Period Termination Date, the Company Board of Directors or any committee thereof determines in good faith (after consultation with the Company Financial Advisor or another independent financial advisor of nationally recognized reputation and outside legal counsel) constitutes or is reasonably likely to lead to a Superior Proposal, and which Acquisition Proposal has not been rejected or withdrawn on or before the Go-Shop Period Termination Date.
     “Financing Sources” means the Persons that have committed to provide or otherwise entered into agreements in connection with the Commitment Letter or Alternative Financings in connection with the Transactions, including the parties named in Section 4.6 and any joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto together with their affiliates, officers, directors, employees and representatives involved in the Financing and their successors and assigns.
     “Governmental Authority” means any government or governmental or regulatory body thereof, or political subdivision thereof, whether foreign, federal, state, local or supernational, or any agency commission, instrumentality or authority thereof, or any court or arbitrator (public or private) or the Centers for Medicare & Medicaid Services.

     “Government Programs” means the Medicare and Medicaid programs and such other similar federal, state or local reimbursement or governmental programs for which the Company and the Company Subsidiaries are eligible.
     “Hazardous Materials” means (A) any petroleum or petroleum products, radioactive materials, asbestos in any form that is or could become friable, transformers or other equipment that contain dielectric fluid containing levels of polychlorinated biphenyls, and radon gas; and (B) any chemicals, materials or substances defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “extremely hazardous wastes,” “extremely hazardous substances,” “restricted hazardous wastes,” “toxic substances,” “pollutants”, “toxic pollutants,” or words of similar import, under any applicable Environmental Law.
     “Healthcare Laws” means Title XVIII of the Social Security Act, 42 U.S.C. §§ 1395-1395hhh (the Medicare statute), including specifically, the Ethics in Patient Referrals Act, as amended (the “Stark Law”), 42 U.S.C. § 1395nn; Title XIX of the Social Security Act, 42 U.S.C. §§ 1396-1396v (the Medicaid statute); the Federal Health Care Program Anti-Kickback Statute, 42 U.S.C. § 1320a-7b(b); the False Claims Act, 31 U.S.C. §§ 3729-3733 (as amended); the Program Fraud Civil Remedies Act, 31 U.S.C. §§ 3801-3812; the Anti-Kickback Act of 1986, 41 U.S.C. §§ 51-58; the Civil Monetary Penalties Law, 42 U.S.C. §§ 1320a-7a and 1320a-7b; the Exclusion Laws, 42 U.S.C. § 1320a-7; HIPAA; the HITECH Act, all Laws relating to the provision of, or billing or payment for health care items or services, or relating to health care information; and all applicable implementing regulations, rules, ordinances, judgments, and orders; and any similar state and local statutes, regulations, rules, ordinances, judgments, and orders; and all applicable federal, state, and local licensing, certificate of need, regulatory and reimbursement, corporate practice of medicine, and physician fee splitting regulations, rules, ordinances, orders, and judgments applicable to healthcare service providers providing the items and services that the Company, Company Subsidiaries and Hospices provide.
     “Healthcare Permits” means all permits, licenses, registrations, certificates or Certificates of Need, orders, qualifications, authorizations, consents, permits, accreditations, rights, authorizations, approvals and other rights required by any Governmental Authority or other Person that are applicable to healthcare service providers providing the items and services that the Company, Company Subsidiaries and Hospices provide.
     “HIPAA” means the Health Insurance Portability and Accountability Act of 1996, 42 U.S.C. §§ 1320d-1329d-8.
     “HITECH Act” means the Health Information Technology for Economic and Clinical Health Act, 42 U.S.C. §§ 3000 et seq. (Pub. Law 111-5, Division A Title XIII and Division B, Title IV).
     “Hospice” means any entity owned and/or operated by the Company or any of the Company Subsidiaries that is primarily engaged in providing Hospice Services.
     “Hospice Services” means those palliative care services furnished to terminally ill individuals that are covered under the Medicare and Medicaid programs, including nursing care,

medical social services, services of physicians or mid-level practitioners, counseling services, short term inpatient care, medical appliances and supplies (including drugs and biologicals), home health aid and homemaker services, physical therapy, occupational therapy and speech-language pathology services, and any other services specified in a patient’s plan of care as reasonable and necessary for the palliation and management of the patient’s terminal illness and related conditions and for which payment may otherwise be made under the Medicare or Medicaid program.
     “Intellectual Property” means all intellectual property, confidential information, and proprietary information, including, but not limited to, (a) patents and patent applications (including all reissuances, continuations, continuations-in-part, revisions, extensions and reexaminations thereof) and patent disclosures and inventions (whether or not patentable and whether or not reduced to practice); (b) trademarks, service marks, trade dress, trade names, Internet domain names, assumed names and corporate names, together with the goodwill of the business associated with and symbolized by such trademarks, service marks, trade dress, trade names and corporate names, in each case whether or not registered; (c) published and unpublished works of authorship, whether copyrightable or not, including all statutory and common law copyrights associated therewith; (d) all registrations, applications, extensions and renewals for any of the items listed in clauses (b) and (c); (e) trade secrets; (f) websites; (g) all computer programs, including operating systems, applications, routines, interfaces, all algorithms, whether in source code or object code; and (h) lists of customers and potential customers (including any lists of electronic mail addresses of customers and potential customers); formulae; compositions; know how; research and development information; artwork and graphic design; manuscripts; drawings; specifications; lists of suppliers and service providers; pricing and cost information and records; test reports; manuals; financial, business, sales and marketing proposals, research, data, and plans; technical and computer data; databases; documentation; promotional materials and related information; and other intellectual property, confidential information and proprietary rights, in each case in any medium, including digital, and in any jurisdiction, together with all causes of action, judgments, settlements, claims and demands of any nature related thereto, including the right to prosecute any past infringements or other violations thereof.
     “Investigating Entities” means the federal and state agencies conducting the Pending Investigations on behalf of the federal and state governments pursuing the Pending Investigations.
     “Key Personnel” means any director, executive officer, senior vice president or regional vice president of the Company or any Company Subsidiary.
     “knowledge” means, with respect to any matter in question, the actual knowledge, after making reasonable inquiry within the party to this Agreement and its Subsidiaries, of the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, General Counsel, Chief Clinical Officer and Chief Compliance Officer (or persons performing the equivalent functions) of the Company or Parent, as the case may be.
     “Laws” means any applicable law, statute, code, ordinance, rule, regulation, judgment, common law or Order of a Governmental Authority.

     “Legal Proceeding” means any claim (including any counterclaim), action, suit, mediation, arbitration, investigation, inquiry, alternative dispute resolution action or any other judicial, administrative or arbitral proceeding, in law or equity, whether or not by or before any Governmental Authority.
     “Lien” means any lien, claim, mortgage, encumbrance, pledge, security interest, easement, covenant, restriction, equity or charge of any kind.
     “Medical Director Contract” means any Company Agreement that involves the provision of medical direction services between a licensed physician and a Hospice, including medical directors, program medical directors, team medical directors and associated medical directors.
     “Medicare and Medicaid programs” means Titles XVIII and XIX of the Social Security Act, as amended.
     “NASDAQ” means the Nasdaq Global Select Market.
     “Order” means any order, injunction, judgment, decree, ruling, writ, stipulation, assessment or arbitration award of a Governmental Authority.
     “Outside Date” means October 29, 2010.
     “Pending Investigations” means each of (i) the investigation of the Company by the Medicaid Fraud Control Unit of the Texas Attorney General’s office by initial notice received on February 14, 2008, (ii) the investigation of the Company by the United States Department of Justice by initial notice received on May 5, 2008, together with the related qui tam action or state investigations, (iii) the investigation of VistaCare, Inc. by the Georgia State Health Care Fraud Control Unit by initial notice received on January 5, 2009, (iv) the investigation of the Company by the United States Office of Inspector General by initial notice received on February 2, 2009, (v) the investigation of the Company by the United States Office of Inspector General by initial notice received on February 23, 2010, in each case as such investigations are underway as of the date hereof, and (vi) from the date hereof until the earlier of the valid termination of this Agreement in accordance with Section 8.1 hereof and the Effective Time, any other investigation by any Governmental Authority of the Company or any Company Subsidiary for alleged Governmental Program fraud, waste or abuse that is commenced, orally or in writing, or of which the Company otherwise becomes aware.
     “Permitted Liens” means (a) Liens for utilities and current Taxes not yet delinquent, (b) inchoate Liens, such as mechanics’, carriers’, workers’, repairers’, materialmen’s, warehousemen’s and similar Liens, arising or incurred in the ordinary course of business of the Person whose property is subject to any such Lien, (c) Liens for Taxes being contested in good faith for which appropriate reserves have been included on the balance sheet of the applicable Person, (d) easements, restrictions, covenants or rights of way currently of record against any of the Company Property which do not interfere with, or increase the cost of operation of, the business of the Company and the Company Subsidiaries in any material respect or materially affect the value of such Company Property, (e) minor irregularities of title with respect to any of the Company Property which do not interfere with, or increase the cost of operation of, the business of the Company and the Company Subsidiaries in any material respect or materially affect the value of such Company Property, (f) Liens under the Credit Agreement, and (g) any other Liens or imperfections that are not material in amount, do not materially interfere with and are not materially violated by, the consummation of the Transactions, and do not impair the marketability of, or materially detract from the value of or materially impair the existing use of, the property affected by such Lien or imperfection.
     “Person” means a natural person, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Authority or other entity or organization.
     “Private Programs” means any private non-governmental payor programs, including any private insurance program, in each case, that is material to the conduct of the business of the Company and the Company Subsidiaries, taken as a whole.
     “Release” means disposing, discharging, injecting, spilling, leaking, leaching, dumping, emitting, escaping, emptying or seeping into or upon any land or water or air, or otherwise entering into the environment.
     “Representatives” means, with respect to any Person, such Person’s officers, directors, employees, investment bankers, legal counsel, accountants and other agents.
     “Required Amounts” means all funds necessary for the satisfaction of all of Parent’s and Merger Sub’s obligations under this Agreement, including the payment of all amounts required to be paid pursuant to the Merger (including the amounts to be paid to holders of Company Options and Restricted Stock Units under Section 2.4), and the payment of any debt required to be repaid, redeemed, retired, cancelled, terminated or otherwise satisfied, including any breakage costs in respect thereof, in connection with the Merger and of all fees and expenses reasonably expected to be incurred in connection with consummating the Merger and the Financing.
     “Rights Agreement” means the Rights Agreement, dated November 5, 2001, between the Company and American Stock Transfer and Trust Company (formerly U.S. Stock Transfer Corporation).
     “Settlement Agreement” means the Settlement Agreement, dated July 6, 2006, among the United States of America acting through the entities named therein, JoAnn Russell and the Company.
     “Subsidiary” means with respect to any person, any corporation, limited liability company, partnership or other organization, whether incorporated or unincorporated, of which (i) at least a majority of the outstanding shares of capital stock of, or other equity interests, having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries or (ii) such party or any other Subsidiary of such party is a general partner; provided, that neither Odyssey HealthCare YCCOM Employee Disaster Relief Fund, a Texas non-member non-profit corporation, nor Odyssey VistaCare Hospice Foundation, a Texas non-member non-profit corporation, shall be considered a “Subsidiary”.

     “Superior Proposal” means any bona fide written Acquisition Proposal that the Company Board of Directors or any committee thereof determines in good faith (after consultation with the Company Financial Advisor or another financial advisor of nationally recognized reputation and outside legal counsel), taking into account, among other things, all legal, financial, regulatory, and other aspects of the Acquisition Proposal and the Third Party making the Acquisition Proposal, including the financing terms (and certainty of financing) thereof and the likelihood of consummation, if consummated, would result in a transaction that is more favorable to the Company Stockholders from a financial point of view than the Transactions (taking into account (A) any adjustment to the terms and conditions proposed by Parent in an offer that is (x) in writing in response to such Acquisition Proposal pursuant to Section 5.3 or otherwise and (y) not revocable during the time period that the Company cannot accept the Acquisition Proposal under Section 5.3, and (B) any termination fees); provided that, for purposes of this definition of “Superior Proposal,” references in the term “Acquisition Proposal” to “25% or more” shall be deemed to be references to “more than 50%.”
     “Tax” or “Taxes” means any (i) federal, state, local, foreign or other income, alternative, minimum, accumulated earnings, personal holding company, franchise, capital stock, net worth, capital, profits, windfall profits, gross receipts, value added, sales, use, excise, custom duties, transfer, conveyance, mortgage, registration, stamp, documentary, recording, premium, real and personal property, ad valorem, intangibles, rent, occupancy, license, occupational, employment, unemployment insurance, social security, disability, workers’ compensation, payroll, health care, withholding or other tax, duty, assessment or similar charge (including all interest and penalties thereon and additions thereto) imposed by any Governmental Authority, and (ii) any liability for the payment of any amounts described in (i) as a result of being a member of an affiliated, consolidated, combined, unitary or similar group, as a result of transferor or successor Liability, or due pursuant to contract.
     “Tax Claim” means any audit, investigation, litigation or other proceeding conducted by or with any Governmental Authority with respect to Taxes.
     “Tax Return” means any return, report, certificate, form or similar statement or document or other communication (including the attached schedules, supplements and additional or supporting material) required or permitted to be supplied to, or filed with, a Governmental Authority in connection with the determination, assessment or collection of any Tax or the administration of any Laws relating to any Tax (and including any amendments with respect thereto).
     Section 9.6. Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

“affiliates”	Section 9.7(a)
“Alternative Acquisition Agreement”	Section 5.3(a)
“Alternative Financing”	Section 6.12(b)
“Action”	Section 6.7(a)
“Agreement”	Introduction
“Balance Sheet Date”	Section 3.8(a)
“Base Premium”	Section 6.7(c)

“Benefit Plans”	Section 3.11(a)
“Blackout Period”	Section 1.3
“Breach”	Section 3.20(c)
“Certificate of Merger”	Section 1.2
“Certificates”	Section 2.2(b)
“Closing”	Section 1.3
“Closing Date”	Section 1.3
“Code”	Section 2.2(e)
“Commitment Letter”	Section 4.6
“Common Stock”	Section 3.2(a)
“Company”	Introduction
“Company Board of Directors”	Recitals
“Company Change in Recommendation”	Section 5.3(a)
“Company Disclosure Schedule”	Article III
“Company Financial Advisor”	Section 3.22
“Company Intellectual Property”	Section 3.15
“Company Leases”	Section 3.13(a)
“Company Material Contract”	Section 3.13(a)
“Company Option”	Section 2.4(a)
“Company Real Property”	Section 3.14(b)
“Company Recommendation”	Section 3.4
“Company Rights”	Section 3.26
“Company SEC Documents”	Section 3.6(a)
“Company Stockholder Approval”	Section 3.28
“Company Stockholders”	Recitals
“Company Stock Rights”	Section 3.2(a)
“Company Rights”	Section 3.26
“Company-owned Intellectual Property”	Section 3.15
“Continuing Employee”	Section 6.15(a)
“Costs”	Section 6.7(a)
“Covered Person”	Section 6.7(a)
“D&O Insurance”	Section 6.7(c)
“DGCL”	Recitals
“Disclosure Schedules”	Article IV
“Dissenters Provisions”	Section 2.3(a)
“Dissenting Shares”	Section 2.3(a)
“Effective Time”	Section 1.2
“Equity Interests”	Section 3.2(a)
“ESPP”	Section 3.11(h)
“Exchange Act”	Section 3.5
“Financial Statements”	Section 3.6(a)
“Financing”	Section 4.6
“GAAP”	Section 3.6(a)
“Go-Shop Company Termination Fee”	Section 6.9
“Go-Shop Period Termination Date”	Section 5.2(a)
“HSR Act”	Section 3.5

“Intervening Event”	Section 5.3(b)
“Material Company Leases”	Section 3.14(b)
“Material Company Real Property”	Section 3.14(b)
“Merger”	Recitals
“Merger Consideration”	Recitals
“Merger Sub”	Introduction
“Merger Sub Common Stock”	Section 2.1
“Nasdaq Marketplace Rules”	Section 3.5
“Notice of Superior Proposal”	Section 5.3(b)
“Option Consideration”	Section 2.4(a)
“Parent”	Introduction
“Parent Disclosure Schedule”	Article IV
“Parent Financial Statements”	Section 4.10(a)
“Parent SEC Documents”	Section 4.10(a)
“Paying Agent”	Section 2.2(a)
“Preferred Stock”	Section 3.2(a)
“Protected Health Information”	Section 3.20(c)
“Proxy Statement”	Section 6.1(a)
“Real Property Subleases”	Section 3.14(e)
“Restricted Stock”	Section 2.4(b)
“Restricted Stock Unit”	Section 2.4(c)
“RSU Consideration”	Section 2.4(c)
“Sarbanes Oxley Act”	Section 3.6(a)
“SEC”	Section 3.1(a)
“Section 16”	Section 6.10
“Section 203”	Section 3.27
“Securities Act”	Section 3.6(a)
“Shares”	Recitals
“Special Meeting”	Section 6.1(c)(i)
“Surviving Corporation”	Section 1.1(a)
“Third Party”	Section 5.2(b)(i)
“Transactions”	Recitals
“Voting Debt”	Section 3.2(a)
          Section 9.7. Interpretation; Disclosure Schedules.
               (a) When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.” As used in this Agreement, the term “affiliates” shall have the meaning set forth in Rule 12b-2 of the Exchange Act. All references to this Agreement shall be deemed to include references to the “plan of merger” contained herein (as such term is used in the DGCL).
               (b) The parties acknowledge and agree that (i) each Disclosure Schedule may include certain items and information solely for informational purposes for the convenience of the party to which such Disclosure Schedule is delivered pursuant to this

Agreement, and (ii) the disclosure by the Company, on the one hand, and Parent and Merger Sub on the other hand, of any matter in its Disclosure Schedule shall not be deemed to constitute an acknowledgment by the Company or Parent and Merger Sub, as applicable, that the matter is required to be disclosed by the terms of this Agreement or that the matter is material. Each disclosure set forth in the Disclosure Schedules is identified by reference to, or has been grouped under a heading referring to a specific section of this Agreement. Notwithstanding the foregoing, if the Company or Parent and Merger Sub disclose in any section or schedule of its Disclosure Schedule an item or information in such a way as to make its relevance to the disclosure required by another section or schedule thereof reasonably apparent, then the matter shall be deemed to have been disclosed in such other section or schedule, notwithstanding the omission of an appropriate cross-reference to such other section or schedule.
          Section 9.8. Counterparts. This Agreement may be executed manually or by facsimile (or other electronically scanned and transmitted means) by the parties hereto, in any number of counterparts, each of which shall be considered one and the same agreement and shall become effective when a counterpart hereof shall have been signed by each of the parties and delivered to the other parties.
          Section 9.9. Entire Agreement; No Reliance.
               (a) This Agreement, the Confidentiality Agreement, the exhibits to this Agreement, the Company Disclosure Schedule and any documents delivered by the parties in connection herewith constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect thereto.
               (b) Each party hereto agrees that, except for the representations and warranties contained in Article III and Article IV of this Agreement, neither the Company, Parent or Merger Sub makes any other representations or warranties and each hereby disclaims any other representations or warranties made by itself or any of its Representatives, with respect to the execution and delivery of this Agreement or the Transactions, notwithstanding the delivery or disclosure to any other party or any other party’s Representatives of any document or other information with respect to any one or more of the foregoing. Without limiting the generality of the foregoing, and notwithstanding any otherwise express representations and warranties made by the parties in this Agreement, each of Parent and Merger Sub agrees that neither the Company nor any Company Subsidiary makes or has made any representation or warranty with respect to (i) any projections, forecasts, estimates, plans or budgets or future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the Company or any Company Subsidiary or the future business, operations or affairs of the Company or any Company Subsidiary heretofore or hereafter delivered to or made available to it, or (ii) any other information, statements or documents heretofore or hereafter delivered to or made available to it, including the information in the electronic data room of the Company, with respect to the Company or any Company Subsidiary or the business, operations or affairs of the Company or any Company Subsidiary, except to the extent and as expressly covered by a representation and warranty made in this Agreement.

          Section 9.10. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Merger is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the Merger is fulfilled to the extent possible.
          Section 9.11. Governing Law; Jurisdiction.
               (a) Except as required by the mandatory provisions of the DGCL, this Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to conflicts of laws principles that would result in the application of the law of any other state.
               (b) Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any Delaware State court, or, if no such state court has proper jurisdiction, the Federal court of the United States of America, sitting in Delaware, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith (including the Commitment Letter) or the Transactions or thereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in such courts, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in such Delaware State court or, if no such state court has proper jurisdiction, in such Federal court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in any such Delaware State or Federal court, and (iv) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such Delaware State or Federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 9.4. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by law.
          Section 9.12. Waiver of Jury Trial. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE MERGER CONTEMPLATED HEREBY OR THEREBY OR THE COMMITMENT LETTER. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE

IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 9.12,AND (E) SUCH CERTIFICATIONS SHALL EXTEND TO THE FINANCING SOURCES.
          Section 9.13. Assignment; Benefit. This Agreement shall not be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Notwithstanding anything contained in this Agreement to the contrary, nothing in this Agreement, expressed or implied, is intended to confer on any Person other than the parties hereto or their respective heirs, successors, executors, administrators and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except for (i) the provisions of Section 6.7 hereof which shall inure to the benefit of the Persons or entities benefiting therefrom who are expressly intended to be third-party beneficiaries thereof and who may enforce the covenants contained therein, (ii) subject to the proviso at the end of Section 8.2, for the right of the Company, on behalf of the holders of equity interests in the Company, to pursue damages (which the parties acknowledge and agree shall not be limited to reimbursement of expenses or out-of-pocket costs, and may include claims for damages based on the consideration that would have otherwise been payable to the Company Stockholders and other relevant matters, including other combination opportunities and the time value of money), which shall be deemed in such event to be damages of holders of equity interests in the Company, in the event of a failure by Parent or Merger Sub to consummate the Transactions, which right is hereby acknowledged and agreed by Parent and Merger Sub and (iii) Section 9.11, Section 9.12, this Section 9.13 and the last sentence of Section 9.15 (which, in each case, will be for the benefit of the Persons (including the Financing Sources) set forth therein, and any such Person will have the rights provided for therein). The Company disclaims any and all rights as a third-party beneficiary or otherwise under or with respect to the Commitment Letter and any and all definitive agreements in respect of the Financing and any Alternative Financing arranged by Parent in respect of the Transactions, including, without limitation, any right to enforce any obligations of the Financing Sources or to seek any damages against the Financing Sources with respect thereto.
          Section 9.14. Parent Guarantee. Parent shall cause Merger Sub to comply in all respects with each of the representations, warranties, covenants, obligations, agreements and undertakings made or required to be performed by Merger Sub in accordance with the terms of this Agreement, the Merger, and the other Transactions. As a material inducement to the Company’s willingness to enter into this Agreement and perform its obligations hereunder, Parent hereby unconditionally guarantees full performance and payment by Merger Sub of each of the covenants, obligations and undertakings required to be performed by Merger Sub under this Agreement and the Transactions, subject to all terms, conditions and limitations contained in this Agreement, and hereby represents, acknowledges and agrees that any such breach of any such representation and warranty or default in the performance of any such covenant, obligation, agreement or undertaking of Merger Sub shall also be deemed to be a breach or default of Parent, and the Company shall have the right, exercisable in its sole discretion, to pursue any and all available remedies it may have arising out of any such breach or nonperformance directly against either or both of Parent and Merger Sub in the first instance. As applicable, references in this Section 9.14 to “Merger Sub” shall also include the Surviving Corporation following the Effective Time.

          Section 9.15. Specific Performance; Remedies. The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, except as expressly provided in the following sentence. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the State of Delaware or any Federal court sitting in the State of Delaware, without proof of actual damages, and to waive any requirement for the securing or posting of any bond in connection with such remedy, this being in addition to any other remedy to which they are entitled at law or in equity (subject to the limitations set forth in this Agreement), other than as limited hereunder. The parties hereto further agree that (i) by seeking the remedies provided for in this Section 9.15, a party shall not in any respect waive its right to seek any other form of relief that may be available to a party under this Agreement (including monetary damages) in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 9.15 are not available or otherwise are not granted, and (ii) nothing set forth in this Section 9.15 shall require any party hereto to institute any proceeding for (or limit any party’s right to institute any proceeding for) specific performance under this Section 9.15 prior or as a condition to exercising any termination right under Article VIII (and pursuing damages after such termination), nor shall the commencement of any Legal Proceeding pursuant to this Section 9.15 or anything set forth in this Section 9.15 restrict or limit any party’s right to terminate this Agreement in accordance with the terms of Article VIII or pursue any other remedies under this Agreement that may be available then or thereafter. Notwithstanding anything to the contrary in this Agreement, all Costs of the Company, Parent and Merger Sub incurred in connection with any action brought by the Company, Parent or Merger Sub relating to the terms and provisions of this Agreement provided for in the foregoing sentence shall be paid by the Company in the event that Parent is successful on the merits in such action and shall be paid by Parent in the event that the Company is successful on the merits in such action. Notwithstanding anything in this Agreement to the contrary, none of the Financing Sources shall have any liability to the Company or any of its controlling persons, directors, officers, employees, agents, attorneys, affiliates, members, managers, general or limited partners, stockholders, and shall not be obligated to any of them, or anyone claiming by or through them, to pay consequential, special, multiple, punitive or exemplary damages including, but not limited to, damages arising from loss of profits, business opportunities or goodwill in respect of any breach or failure to comply with this Agreement or in respect of any of the Transactions (including the Financing and the Commitment Letter).

     IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

ODYSSEY HEALTHCARE, INC.
By:	/s/ W. Bradley Bickham
Name:	W. Bradley Bickham
Title:	SVP & General Counsel

GENTIVA HEALTH SERVICES, INC.
By:	/s/ Tony Strange
Name:	Tony Strange
Title:	CEO, President

GTO ACQUISITION CORP.
By:	/s/ Tony Strange
Name:	Tony Strange
Title:	CEO, President

[Signature Page to Agreement and Plan of Merger]